EXHIBIT 1

Business Acquisition Report

May 23, 2008

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	— Identity of Company

1.1	Name and Address of Company

Agrium Inc. (“Agrium”)
13131 Lake Fraser Drive S.E.
Calgary, AB
T2J 7E8

1.2	Executive Officer

Bruce G. Waterman
Senior Vice President, Finance & Chief Financial Officer
(403) 225-7297

Item 2	— Details of Acquisition

Unless the context otherwise requires, all references in this Business Acquisition Report to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries, Agrium Inc.’s proportionate share of joint ventures, including through its 50 percent ownership interest in Profertil S.A., and any partnership of which Agrium Inc. and its subsidiaries are the partners including “Agrium”, our wholly-owned Alberta general partnership.

When used in this Business Acquisition Report in reference to UAP Holding Corp. (“UAP”), the phrase “fiscal 2008” refers to the fiscal year of UAP ended February 24, 2008, the phrase “fiscal 2007” refers to the fiscal year of UAP ended February 25, 2007, and the phrase “fiscal 2006” refers to the fiscal year of UAP ended February 26, 2006.

In this Business Acquisition Report, references to “dollars”, “$” and “U.S.$” are to United States dollars, and references to “Cdn.$” are to Canadian dollars.

2.1	Nature of Business Acquired

On December 2, 2007, we entered into an agreement and plan of merger (the “UAP Merger Agreement”) among us, Utah Acquisition Co. (“Merger Sub”), our indirect wholly-owned subsidiary, and UAP pursuant to which Agrium U.S. Inc., our indirect wholly-owned subsidiary, commenced a tender offer (the “Tender Offer”) on December 10, 2007 to purchase all of the outstanding shares of common stock of UAP (“UAP Shares”), on the basis of U.S.$39.00 in cash for each UAP Share (the “Offer Price”). We extended the Tender Offer on each of January 9, 2008, January 18, 2008, February 25, 2008, March 14, 2008 and April 18, 2008.

On May 1, 2008, we announced that the United States Federal Trade Commission (the “FTC”) accepted for public comment the Consent Decree agreed upon between us and the staff of the FTC (the “Consent Agreement”) in connection with the Tender Offer pursuant to which we agreed to divest seven facilities identified by the FTC as areas of concern, together with the related assets, within 180 days following completion of the UAP Acquisition (as defined herein). Five of the seven facilities to be divested are facilities we acquired through the UAP Acquisition (out of a total of approximately 380 UAP facilities) and the remaining two facilities were owned and operated by us prior to the UAP Acquisition. During the interim period prior to completion of such divestiture, we also agreed to hold separate a total of seven UAP facilities, including the five UAP facilities which we have agreed to divest. These seven UAP facilities will be independently operated under the management and supervision of a monitor appointed by the FTC while the required divestitures are completed.

We also announced on May 1, 2008 that, in connection with the Consent Agreement, early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), had been received. With the Consent Agreement and the receipt of an early termination of the waiting period under the HSR Act, all necessary approvals under the HSR Act were obtained to allow us to accept for payment all UAP Shares tendered in the Tender Offer.

On May 2, 2008, the Tender Offer expired and we subsequently accepted all of the UAP Shares tendered in the Tender Offer, and on May 7, 2008 Merger Sub completed a merger with and into UAP, with UAP continuing as the surviving corporation (the “Merger”), resulting in us owning all of the UAP Shares (the “UAP Acquisition”).

Overview

Prior to the UAP Acquisition, UAP was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products, including chemicals, fertilizer and seed to farmers, commercial growers and regional dealers. In addition to its agricultural input product offering, UAP provides a broad array of value-added services including crop management, biotechnology advisory services, custom fertilizer blending, seed treatment, inventory management and custom applications of crop inputs.

UAP operates a comprehensive network of approximately 380 facilities, including farm centers, distribution centers and terminals, strategically located in major crop-producing areas throughout the United States and Canada, and three formulation plants.

UAP distributes agricultural inputs and professional non-crop products purchased from the world’s leading chemical, fertilizer and seed companies, including BASF, Bayer, ConAgra International Fertilizer Company, Dow AgroSciences, DuPont, Monsanto and Syngenta. In addition to products that UAP purchases from third parties, it markets over 200 proprietary branded products under the Loveland Products, Inc. and Dyna-Gro® brand names.

During fiscal 2008, UAP sold products or services to approximately 110,000 customers, with its ten largest customers accounting for less than 4 percent of UAP’s net sales.

Business Operations

UAP manages its businesses on a centralized basis, with operating managers focused on product categories and geographic regions throughout the United States and Canada. Each geographic region sells and distributes agricultural inputs and professional non-crop products and offers services to farmers, commercial growers, regional dealers and professional non-crop customers in each region based on the specific crops and industry practices in that geography. UAP sources, formulates, packages and markets certain of its proprietary and private label products and provides formulating, blending and packaging services for third parties, primarily its major suppliers. Sales of UAP’s proprietary and private label chemicals and seed accounted for approximately 17.1 percent of its total chemical and seed sales in fiscal 2008 compared to 15.0 percent in fiscal 2007.

Distribution Operations

UAP operates facilities in major crop-producing regions of the United States. UAP’s distribution network, though centrally managed, is operated by geographic region due to its size.

Products

Chemicals.  UAP distributes a range of chemicals, including herbicides, insecticides, fungicides, adjuvants and surfactants.

Fertilizer.  UAP distributes a range of fertilizer products, including nitrogen, potassium and phosphorous, as well as various micronutrients such as iron, boron and calcium.

Seed.  UAP has placed an emphasis on new seed technology and provides a range of seed and seed treatments to growers.

Services.  In addition to selling traditional crop production inputs, UAP’s facilities provide agronomic services to growers. These services range from traditional custom fertilizer blending and application of crop nutrients to meet the needs of individual growers to more sophisticated and technologically advanced services such as soil sampling, pest level monitoring and crop yield monitoring.

Professional Products.  UAP also distributes chemicals, fertilizer and seed to various professional non-crop markets, such as turf and ornamental (golf courses, resorts, nurseries, and greenhouses), pest control operators, forestry and vegetation management.

The following table shows net sales amounts and the percentage of UAP’s net sales by product category for fiscal years 2008, 2007, and 2006, respectively:

	Fiscal Year Ended
	February 24,		February 25,		February 26,
	2008		2007		2006
Product Category	Net Sales		Net Sales		Net Sales
	(Percentages are of total net sales for the corresponding fiscal year)
	(thousands of U.S.$)

Chemicals	$1,800,657	53%	$1,651,440	58%	$1,633,862	60%
Fertilizer	1,036,565	30%	707,752	25%	682,137	25%
Seed	474,886	14%	410,782	14%	349,318	13%
Services and other	99,308	3%	84,734	3%	62,472	2%

Total	$3,411,416	100%	$2,854,108	100%	$2,727,789	100%

UAP sells a wide variety of branded products, with the top ten brands sold during fiscal 2008 accounting for approximately 16 percent of its net sales.

Proprietary and Private Label Products

UAP coordinates the marketing, registration and regulatory affairs, sourcing, formulation and packaging operations for its proprietary and private label products. UAP operates three formulation facilities that produce certain of its proprietary branded products as well as some private label products. These products are developed independently by UAP or in cooperation with UAP’s leading suppliers. These products are distributed almost entirely through UAP’s distribution locations.

UAP markets over 200 proprietary branded products. UAP has a broad product offering of proprietary brands in each of its product categories.

UAP’s proprietary and private label products enhance its product offerings and provide formulations designed to meet the needs of growers and professional non-crop users. UAP believes its proprietary and private label products represent a significant value for its customers and helps increase the overall value of its suppliers’ products. UAP typically obtains a higher contribution margin from its proprietary and private label products than from the branded products it distributes from other suppliers. UAP’s formulation plants also provide formulating, blending and packaging services for third parties, primarily UAP’s major suppliers, allowing it to leverage its fixed costs and increase plant efficiencies.

2.2	Date of Acquisition

May 5, 2008.

2.3	Consideration

We paid aggregate cash consideration for the UAP Acquisition of approximately U.S.$2.170 billion, comprised of approximately U.S.$2.065 billion to acquire 100 percent of the UAP Shares and the balance for payment of the “in-the-money” amount of UAP options, restricted stock units and deferred equity units and costs of UAP incurred in connection with the acquisition. In addition, on May 5, 2008, we repaid approximately U.S.$659 million of indebtedness of UAP, being all of the outstanding indebtedness under UAP’s U.S.$400 million term loan facility and U.S.$675 million revolving credit facility (collectively, the “UAP Credit Facilities”) made available to a wholly-owned subsidiary of UAP pursuant to a Second Amended and Restated Credit Agreement dated June 1, 2006, as amended in October 2007, and the UAP Credit Facilities were cancelled.

We financed the UAP Acquisition and the repayment of all indebtedness under the UAP Credit Facilities using total cash of approximately U.S.$2.829 billion comprised of (i) approximately U.S.$1.340 billion, representing the net proceeds from our offering of an aggregate of 23,706,800 common shares completed on December 18, 2007 and December 20, 2007 (the “Common Share Offering”), together with investment income earned on such proceeds, (ii) borrowings of approximately U.S.$555 million under the Tranche B Facility (as defined herein), (iii) borrowings of approximately U.S.$460 million under the Tranche C Facility (as defined herein), (iv) borrowings of approximately U.S.$199 million under the Existing Credit Facilities (as defined herein), and (v) available cash of U.S.$275 million.

Acquisition Credit Facilities

On May 5, 2008, we entered into a credit agreement with a syndicate of Canadian chartered banks (the “Acquisition Lenders”) pursuant to which the Acquisition Lenders agreed to provide us with new committed senior, unsecured credit facilities for the purpose of partially financing the UAP Acquisition, paying fees and expenses related to the UAP Acquisition and refinancing existing debt of UAP and its subsidiaries. These new facilities are comprised of: (i) an 18 month bridge credit facility in an aggregate principal amount of U.S.$900 million (the “Tranche B Facility”); and (ii) a five year term loan credit facility in an aggregate principal amount of U.S.$460 million (the “Tranche C Facility” and, together with the Tranche B Facility, the “Acquisition Credit Facilities”). In connection with the UAP Acquisition, on May 5, 2008, we borrowed approximately U.S.$555 million under the Tranche B Facility and approximately U.S.$460 million under the Tranche C Facility, which amounts, together with the net proceeds from our Common Share Offering, including investment income earned on such proceeds, borrowings of approximately U.S.$199 million under our Existing Credit Facilities, and available cash of U.S.$275 million,were used to complete the UAP Acquisition. In addition, on May 5, 2008, we repaid approximately U.S.$659 million of indebtedness of UAP, being all of the outstanding indebtedness under the UAP Credit Facilities and the UAP Credit Facilities were cancelled. On May 6, 2008, we cancelled the unutilized portion of the Tranche B Facility.

Amounts were permitted to be drawn under the Acquisition Credit Facilities in the form of U.S. base rate loans or LIBOR loans and amounts previously drawn can be converted from one such form of loan to the other in accordance with the terms of such facilities. Amounts drawn under the Acquisition Credit Facilities are non-revolving and bear interest at rates determined by reference to either: (i) the greater of (A) the then current rate of interest established and publicly announced by a specified Acquisition Lender from time to time as its reference rate of interest then in effect for the determination of interest rates on commercial loans made by such lender, and (B) a fluctuating interest rate per annum based on certain overnight lending rates established by members of the U.S. federal reserve system, or (ii) the then current LIBOR rate of interest, plus in each case an amount determined based on the credit ratings on our outstanding senior unsecured non-credit enhanced long-term indebtedness.

Existing Credit Facilities

We have committed, unsecured five-year syndicated revolving credit facilities which mature on July 24, 2012, subject to extension by our lenders (the “Existing Credit Facilities”). The Existing Credit Facilities are comprised of a U.S.$475 million credit facility available to us and a U.S.$300 million credit facility available to Agrium U.S. Inc. The Existing Credit Facilities include a provision which allows us to expand the facilities by up to U.S.$25 million.

We borrowed approximately U.S.$199 million under our Existing Credit Facilities, which amounts, together with the net proceeds from our Common Share Offering, including investment income earned on such proceeds, available cash, and borrowings of approximately U.S.$1,015 million under our Acquisition Credit Facilities, were used to complete the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and repay all outstanding indebtedness under the UAP Credit Facilities.

Amounts drawn under our Existing Credit Facilities bear interest at rates determined by reference to the then outstanding LIBOR rates plus an amount determined based on the credit ratings on our outstanding senior unsecured non-credit enhanced long-term indebtedness.

2.4	Effect on Financial Position

UAP is being integrated into Agrium’s corporate structure. As discussed in section 2.1 of this Business Acquisition Report, on May 7, 2008 we completed the Merger, with UAP continuing as the surviving corporation, resulting in us owning all of the UAP Shares. As also discussed in section 2.1 of this Business Acquisition Report, pursuant to the Consent Agreement we have agreed to divest seven facilities. Five of the seven facilities to be divested are facilities we acquired through the UAP Acquisition (out of approximately 380 UAP facilities) and the remaining two facilities were owned and operated by us prior to the UAP Acquisition. No adjustment has been made to the unaudited pro forma consolidated financial statements attached hereto as Schedule “B” to reflect the planned divestiture of seven facilities as contemplated by the Consent Agreement as we do not expect the financial effects of such divestiture to be material to such unaudited pro forma consolidated financial statements.

For details of the effect of the acquisition on Agrium’s financial position, see the unaudited pro forma consolidated statement of operations of Agrium for the year ended December 31, 2007, the unaudited pro forma consolidated statement of operations of Agrium for the three month period ended March 31, 2008, and the unaudited pro forma consolidated balance sheet of Agrium as at March 31, 2008, in each case giving effect to the UAP Acquisition, which are attached hereto as Schedule “B”.

We believe that the UAP Acquisition provides us with the following benefits and strategic advantages:

Business Fit

One of our key strategic focuses has been to continue to grow across the agriculture value chain, including expanding our retail business. We believe that UAP’s business fits well within our established retail operations, and that UAP’s facilities expand our retail geographic, crop and product coverage. UAP’s emphasis on chemicals balances and complements our focus on nutrients and services. UAP has successfully built a private label business, on which we intend to leverage our own presence in private label agricultural inputs. The UAP Acquisition provides us with over 200 proprietary branded products and more than triples our seed business revenues on a combined basis.

Enhanced Stability of Earnings and Cash Flows

A core element of our business strategy is to build and maintain a significant North American and international retail presence, which provides a stable earnings and cash flow base relative to the more cyclical wholesale crop nutrient business. The UAP Acquisition nearly doubles the number of our facilities in the United States. Following completion of the UAP Acquisition we are, on a combined basis, the largest North American retailer of crop inputs and services.

Operational Improvements

We believe that the UAP Acquisition will allow us to realize estimated annual synergies of approximately U.S.$115 million by 2010, the majority of which we expect to achieve by 2009. We expect that these synergies will be achieved primarily by improved margins on all three crop input product groupings, largely through enhanced purchasing efficiencies and logistical improvements. We believe that we are well positioned to capture the anticipated synergies, based on our successful integration of the Royster-Clark acquisition in 2006.

Complementary Business Models

We have traditionally operated our U.S. retail business using a high service operating model which, in addition to meeting our customers’ needs for agricultural inputs, emphasizes delivery of value-added services to customers. UAP’s facilities include a mix of high service locations similar to those operated by us as well as facilities that utilize a low service model that appeals to more price-focused growers. We intend to integrate UAP’s high service facilities with our current retail operations, while preserving and expanding UAP’s low service facilities to continue to service that customer segment.

Positive Agriculture Market Outlook

We believe the current outlook for global agricultural markets is very strong, and that these positive market conditions will continue to benefit the agricultural input sector. According to the World Agricultural Outlook Board and Doane Advisory Services, global grain stocks are at their lowest levels in decades and we expect currently strong corn prices to remain above the five year average for the next few years. Soybean and corn prices are nearly double the five year average and wheat prices are more than double the five year average. The UAP Acquisition nearly doubles our retail presence in the United States by number of facilities and positions us to capitalize on the expected strong market fundamentals, as well as providing a stronger base from which to continue to grow.

Risk Factors Relating to the Business of UAP

The following risk factors relating to the business of UAP are from the Annual Report on Form 10-K of UAP for the fiscal year ended February 24, 2008 as filed by UAP with the United States Securities and Exchange Commission.

UAP and its customers’ businesses are subject to seasonality and this may affect UAP’s revenues, carrying costs, and collection of receivables

UAP and its customers’ businesses are seasonal, based upon the planting, growing and harvesting cycles, and the inherent seasonality of the industry it serves could have a material adverse effect on its business. During fiscal years 2006 through 2008, more than 70 percent of UAP’s net sales occurred during the first and second fiscal quarters of each year due to the condensed nature of the planting and growing seasons. Because interim period operating results reflect the seasonal nature of UAP’s business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. UAP incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

Seasonality also relates to the limited windows of opportunity that UAP’s customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, UAP would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, UAP faces the risk of significant inventory carrying costs should its customers’ activities be curtailed during their normal seasons. These factors can also negatively impact the timing of UAP’s accounts receivable collections as well as the amount of accounts receivables charged to bad debt expense.

Weather conditions may materially impact the demand for UAP’s products and services

Weather conditions have a significant impact on the farm economy and, consequently, on UAP’s operating results. Weather conditions affect the demand and, in some cases, the supply of products, which in turn may have an impact on UAP’s prices. For example, weather patterns such as flood, drought or frost can cause crop failures which affect the supply of feed and seed and the marketing of grain products, as well as the demand for chemicals, fertilizer, seed and other agronomic supplies. In recent years, UAP has experienced unusually severe weather conditions, including hurricanes, ice storms, floods, wind damage and drought in some states. Adverse weather conditions can also impact the financial position of agricultural producers who do business with UAP, including producers to whom UAP extends credit. This, in turn, may adversely affect the ability of those producers to pay their obligations to UAP in a timely manner. Accordingly, the weather can have a material effect on UAP’s business, financial condition, cash flow, results of operations or liquidity.

UAP’s industry is very competitive and increased competition could reduce UAP’s sales and profit margins

UAP operates in a highly competitive and fragmented industry, particularly with respect to price and service. UAP’s principal competitors in the distribution of crop production inputs include agricultural cooperatives, international fertilizer producers, major grain companies, multinational corporation-owned distribution outlets, other independent regional and local distributors and brokers. Some of UAP’s competitors may have greater financial, marketing and research and development resources, and/or better name recognition than it does and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, UAP may experience reductions in the profit margins on sales or may be unable to pass future material price increases on to its customers, either of which would reduce its profit margins.

Government regulation and agricultural policy may affect the demand for UAP’s products and therefore UAP’s financial viability

Existing and future government regulations and laws may greatly influence how UAP operates its business, its business strategy and ultimately, its financial viability. Existing and future laws may impact the amounts and locations of pesticide and fertilizer applications. The United States Clean Water Act and the equivalent state and local water pollution control laws are designed to protect water quality. Pesticide and fertilizer applications have been identified as a source of water pollution and are currently regulated and may be more closely regulated in the future. This regulation may lead to decreases in the quantity of pesticides and fertilizer applied to crops. The application of fertilizer can also result in the emissions of nitrogen compounds and particulate matter into the air. Compliance with future requirements to limit these emissions under the United States Clean Air Act and the equivalent state and local air pollution control laws may affect the quantity and/or timing of fertilizer used by UAP’s customers.

U.S. governmental policies and regulations may directly or indirectly influence the number of acres planted, the level of inventories, the mix of crops planted, crop prices and the amounts of and locations where pesticides and fertilizer may be applied. The market for UAP’s products could also be affected by challenges brought under the United States Endangered Species Act and by changes in regulatory policies affecting genetically modified seeds.

UAP’s industry is dependent on farm expenditures for crop inputs. Factors that affect the levels of crop input spending could adversely impact UAP’s business

UAP operates in the agricultural inputs distribution industry. UAP’s industry depends on farm expenditures for crop inputs, which in turn is dependent upon planted acreage in the United States. The amount of crop input expenditures and planted acreage can be impacted by the following factors:

•	grain prices;

•	crops planted in other parts of the world;

•	the types of crops planted in the United States, including shifts from one type to another which have different levels of input spending requirements;

•	government subsidies including farm and biofuel subsidies and commodity support programs;

•	government policies, such as federal legislation mandating greater use of renewable fuels, which have led to an increase in ethanol production and a related increase in the amount of corn grown in the United States; and

•	UAP’s customers’ net income levels, which can be impacted by the above factors as well as interest rates, labour costs, fuel prices and crop input costs.

UAP is subject to expenses, claims, and liabilities under environmental, health and safety laws and regulations

UAP operates in a highly regulated environment. As a producer and distributor of crop production inputs, UAP must comply with federal, state, and local environmental, health and safety laws and regulations. These regulations govern UAP’s operations and its storage, handling, discharge and disposal of a variety of substances. UAP’s operations are regulated at the federal level under numerous laws, including the United States Clean Air Act, the United States Clean Water Act, the United States Resource Conservation and Recovery Act, the United States Occupational Safety and Health Act, and under analogous state laws and regulations. As a formulator, seller and distributor of crop production inputs, UAP is also subject to registration requirements under the United States Federal Insecticide, Fungicide and Rodenticide Act and related state statutes, which require it to provide information to regulatory authorities regarding the benefits and risks of the products it sells and distributes, and to update that information. Risk information supplied to governmental authorities by UAP or others could result in the cancellation of products or in limitations on their use. In addition, these laws govern information contained in product labels and in promotional materials, require that products are manufactured in adherence to manufacturing specifications and impose reporting and recordkeeping requirements relating to production and sale of certain pesticides. Non-compliance with these environmental, health, and safety laws can result in significant fines, penalties or restrictions on UAP’s ability to sell or transport products.

Under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, UAP could be held jointly and severally responsible for the removal or remediation of any hazardous substance contamination at facilities that it currently owns or operates, at facilities that it owned or operated in the past, at neighbouring properties to which such contamination has migrated from its facilities and at third party waste disposal sites to which it has sent waste. UAP could also be held liable for natural resource damages.

UAP may incur substantial costs to comply with these environmental, health and safety law requirements. It also may incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. From time to time claims have been made against UAP alleging injury arising out of human exposure to these substances or other damage, including property damages. Four such claims are pending in relation to UAP’s Platte facility in Greenville, Mississippi. In addition, UAP may discover currently unknown environmental problems or conditions. The continued compliance with environmental laws, the discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events may subject UAP to material expenditures or liabilities in the future.

The supply and demand of certain commodities has an impact on UAP’s business, and UAP is sensitive to factors outside of its control

UAP buys, sells and holds inventories of various commodities, such as fertilizer and certain chemicals. Its revenues and earnings are affected by market prices for these commodities, which prices generally are influenced by a wide range of factors beyond its control. These factors include the weather, the availability and adequacy of supply, demand for these commodities, both locally and globally, government regulation and policies, and general political and economic conditions. Increases in market prices for the commodities that UAP purchases without a corresponding increase in the prices of its products or its sales volume or a decrease in its other operating expenses, could reduce UAP’s gross profit and/or its net income. At any given time, UAP may have significant prepayments from customers related to future sales of its products. Although UAP strives to maintain inventory levels and/or have purchase orders to fulfill commitments associated with customer prepayments, in a market of short supply or rising prices there is no guarantee that it will achieve normal operating margins on these amounts. Additionally, in a market where prices are decreasing, UAP’s ability to sell its inventory and commitments associated with its vendor prepayments at normal profit margins may be difficult to achieve.

Currency exchange rate changes can adversely affect the pricing and profitability of UAP’s products

UAP currently operates sales and services facilities outside of the United States. It also purchases products and materials from foreign suppliers. Accordingly, UAP is subject to risks associated with operations in foreign countries, including fluctuations in currency exchange rates and additional costs of compliance with local regulations. These costs could adversely affect UAP’s operations and financial results in the future.

UAP’s profitability depends significantly on rebates from its suppliers. If UAP is unsuccessful in negotiating, earning, or collecting rebates, it could have an adverse impact on its business

UAP receives rebates from chemical and seed suppliers based on programs offered to its customers. The programs vary based on product type and specific supplier practice. The majority of the rebate programs run on a crop year basis, typically from September 1st to August 31st, although other periods are sometimes utilized. The majority of these rebates are product-specific and are based on UAP’s sales of that product in a given crop year.

UAP’s ability to negotiate, earn and collect rebates is critical to the success of its business. UAP prices its products to its customers based on the cost of the products less the amount of rebates it expects to receive at the end of the crop year. However, the amount of rebates UAP earns and the nature of its rebate programs are determined by its suppliers and are directly related to the performance of its business. If UAP’s sales in any crop year are lower than expected, either because of poor weather conditions, increased competition, or for any other reason, UAP may earn fewer rebates and UAP’s gross margins may suffer. Additionally, UAP’s suppliers may reduce the amount of rebates offered under their programs or increase the sales goals or other conditions it must meet to earn rebates to levels that it cannot achieve. Finally, UAP’s ability to negotiate individually for additional rebates may cease or become limited, and its efforts to collect cash rebates periodically throughout the year may be unsuccessful. The occurrence of any of these events could have a material adverse effect on UAP’s business, financial condition, cash flows, results of operations or liquidity.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

The UAP Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 — Continuous Disclosure Obligations), associate or affiliate of Agrium.

2.7	Date of Report

May 23, 2008.

Item 3	— Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 are included herein:

Attached hereto as Schedule “A” are:

(a)	the audited consolidated financial statements of UAP and its subsidiaries (the “UAP Group”) as at February 24, 2008 and February 25, 2007 and for each of the years then ended prepared in accordance with U.S. generally accepted accounting principles (with a reconciliation of the UAP Group consolidated balance sheet as at February 24, 2008 to Canadian generally accepted accounting principles).

Attached hereto as Schedule “B” are:

(a)	the unaudited pro forma consolidated statement of operations of Agrium for the year ended December 31, 2007, giving effect to the UAP Acquisition; and

(b)	the unaudited pro forma consolidated statement of operations of Agrium for the three month period ended March 31, 2008, and the unaudited pro forma consolidated balance sheet of Agrium as at March 31, 2008, giving effect to the UAP Acquisition.

Forward-Looking Statements

Certain statements and other information included in this Business Acquisition Report constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended, or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	our 2008 key corporate goals, including expansion and growth of our business and operations;

•	the outlook for global and North American agricultural markets;

•	business strategies and plans for implementing them;

•	our future results and plans, including our recent acquisitions;

•	synergies arising from, and our integration plans relating to, the UAP Acquisition; and

•	the divestiture of seven facilities as mandated by the Consent Agreement with the FTC and the financial effects of such divestiture.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to herein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

•	general economic, market and business and weather conditions, including: global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the price of crop nutrients, seed and crop protection products and raw materials/feedstocks;

•	changes in government policies and legislation regarding agriculture, safety, environment, green house gas and others, including potential imposition of or changes to price controls on fertilizers in certain markets;

•	actions by competitors and others that include changes to industry capacity and utilization rates and product pricing; performance by customers, suppliers, and counterparties to financial instruments, and ability to transport or deliver production to markets;

•	changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed;

•	general operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures, reliability of performance of existing capital assets; changes in capital markets; and fluctuations in foreign exchange rates and tax rates in the jurisdictions in which we operate;

•	future operating rates, production costs and sustaining capital of our Wholesale facilities, including the rate of inflation and availability of skilled labor particularly in Western Canada; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost, performance of other parties and political risks associated with our Egypt nitrogen project;

•	strategic risks including: our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending acquisitions as anticipated, integrate and achieve synergies from any assets we may acquire within the time expected or the performance of those assets; technological changes; and other factors; and

•	integration risks that might cause synergies from the UAP Acquisition to be less than expected, including: UAP’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of UAP with our existing business as planned or within the times predicted; the potential inability to implement changes in time for the 2008 fall planting season; the potential loss of key personnel; and other industry factors which may affect our and UAP’s businesses generally and thereby impact the demand from growers for crop inputs.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate our acquisitions, including the UAP Acquisition, into our existing businesses and to achieve consequent synergies.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth herein include the following:

•	continuation of the recent positive agricultural market developments in 2008, including crop prices that remain well above historic levels and crop yields that approximate trend levels;

•	anticipated continuation of tight world fertilizer market conditions for all three major nutrients, supporting the continuation of both high prices and margins;

•	high operating rates for the majority of our facilities in 2008, with the exception of routinely scheduled turnarounds at several plants and our Profertil facility that may again be impacted by reduced gas deliverability during the Argentine winter;

•	our ability to successfully integrate within expected time frames, and realize the anticipated benefits of, our acquisitions, including the UAP Acquisition;

•	our ability to operate UAP’s business and achieve margins for its higher service facilities closer to those we currently obtain in our existing retail businesses;

•	our ability to achieve efficiencies in purchasing for the combined retail business, including obtaining vendor rebates;

•	reduced administrative expenses in the combined entity resulting from the UAP Acquisition;

•	the timing for implementation of business practices to effect anticipated synergies from the UAP Acquisition;

•	our success in integrating the retail distribution systems of our business with those of UAP; and

•	our success in integrating supply chain management processes following the UAP Acquisition.

The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2007 and in particular the sections titled “Key Business Sensitivities” and “Business Risks” in such management’s discussion and analysis, and are further discussed in the relevant parts of our management’s discussion and analysis for the three month period ended March 31, 2008 and in particular the section titled “Outlook, Key Risks and Uncertainties” in such management’s discussion and analysis, and are further discussed in section 2.4 of this Business Acquisition Report under the heading “Risk Factors Relating to the Business of UAP”. Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

Schedule “A”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

UAP Holding Corp. Greeley, Colorado

We have audited the accompanying consolidated balance sheets of UAP Holding Corp. and subsidiaries (the “Company”) as of February 24, 2008 and February 25, 2007, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the two years in the period ended February 24, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UAP Holding Corp. and subsidiaries as of February 24, 2008 and February 25, 2007, and the results of their operations and their cash flows for each of the two years in the period ended February 24, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions on February 26, 2007 in accordance with the Financial Accounting Standards Board’s Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

/s/  Deloitte & Touche LLP

Deloitte & Touche LLP
Denver, Colorado
April 18, 2008, except for Note 21, as to which the date is April 30, 2008

UAP HOLDING CORP.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S.$, except share data)

	February 24, 2008	February 25, 2007

ASSETS
Current assets:
Cash and cash equivalents	$51,792	$19,506
Receivables, net (Note 3)	349,904	338,229
Inventories (Note 4)	1,063,480	883,033
Deferred income taxes (Note 9)	29,704	28,046
Vendor prepayments	146,100	64,700
Other current assets	8,703	8,547

Total current assets	1,649,683	1,342,061
Property, plant and equipment (Note 5)	169,339	145,455
Less accumulated depreciation	(47,908)	(35,234)

Property, plant and equipment, net	121,431	110,221
Intangible assets, net (Note 7)	51,040	50,076
Goodwill (Note 6)	49,499	45,138
Deferred income taxes (Note 9)	9,096	4,448
Debt issuance costs, net (Note 8)	9,283	5,445
Other assets	2,048	1,797

Total assets	$1,892,080	$1,559,186

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$585,963	$629,808
Customer prepayments	435,394	296,824
Short-term debt (Note 11)	114,006	184,739
Deferred income taxes (Note 9)	2,127	2,200
Other accrued liabilities	98,979	78,451

Total current liabilities	1,236,469	1,192,022
Long-term debt (Note 11)	392,812	172,390
Deferred income taxes (Note 9)	14,928	17,953
Other non-current liabilities (Notes 10 and 16)	17,446	6,567
Commitments and contingencies (Note 12)
Stockholders’ equity: (Note 13)
Common stock, $.001 par value, 90,000,000 shares authorized, 52,702,658 and 51,194,620 issued and outstanding, respectively	53	51
Additional paid-in capital	167,387	138,569
Retained earnings	60,178	27,801
Accumulated other comprehensive income	2,807	3,833

Stockholders’ equity	230,425	170,254

Total liabilities and stockholders’ equity	$1,892,080	$1,559,186

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of U.S.$, except share data)

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007

Net sales	$3,411,416	$2,854,108
Costs and expenses:
Cost of goods sold	2,930,687	2,469,648

Gross profit	480,729	384,460
Selling, general and administrative expenses (Notes 14 and 16)	329,844	270,958
Royalties, service charges and other income and expenses (Note 15)	(32,561)	(28,439)

Operating income	183,446	141,941
Interest expense, net	45,167	37,768
Finance related and other charges (Note 17)	3,358	48,270

Income before income taxes	134,921	55,903
Income tax expense (Note 9)	53,366	22,449

Net income	$81,555	$33,454

Earnings per share:
Basic	$1.57	$0.66
Diluted	$1.53	$0.64
Cash dividends declared per share of common stock	$0.90	$0.75
Weighted average shares outstanding:
Basic	52,078,318	50,972,368
Diluted	53,238,708	52,469,497

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S.$)

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007

Operations
Net Income	$81,555	$33,454
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	13,639	11,711
Stock-based compensation	10,898	3,315
Amortization of intangibles	8,192	3,033
Deferred income taxes	(6,966)	(1,193)
Payroll taxes on stock-based compensation	(2,270)	(400)
Amortization of debt issuance costs	1,697	2,002
Write-off of debt issuance costs	—	15,957
Premium paid to tender notes payable	—	31,714
Other	607	703
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables, net	(13,515)	(25,149)
Inventories	(177,742)	(96,029)
Vendor prepay	(80,993)	6,428
Other operating assets	1,123	340
Customer prepayments	137,243	17,586
Current liabilities and non-current liabilities	8,807	32,606

Net cash (used in) provided by operations	(17,725)	36,078
Investing
Additions to property, plant and equipment	(24,404)	(23,026)
Acquisitions, net of cash acquired	(8,702)	(82,125)
Additions to purchase price of previous acquisitions	(6,535)	—
Addition to other long-lived assets	(4,535)	(2,076)
Proceeds from sale of assets	2,358	9,402
Other	(446)	—

Net cash used in investing	(42,264)	(97,825)
Financing
Long-term debt issued	225,000	175,000
Net (payments) borrowings on revolving line of credit	(72,983)	182,989
Dividend and dividend equivalents paid	(57,530)	(38,188)
Excess income tax benefits from stock-based compensation arrangements	16,158	12,791
Checks not yet presented	(14,817)	14,160
Debt issuance costs	(5,535)	(6,374)
Proceeds from common stock options exercised	3,429	844
Long-term debt redemption and payments	(2,328)	(338,913)

Net cash provided by financing	91,394	2,309

Net effect of exchange rates on cash and cash equivalents	881	(224)

Net change in cash and cash equivalents	32,286	(59,662)
Cash and cash equivalents at beginning of period	19,506	79,168

Cash and cash equivalents at end of period	$51,792	$19,506

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$44,059	$36,904
Cash paid during the year for income taxes	$37,796	$12,918
Cash paid for prior years’ accreted discount on notes payable	$—	$20,968
Dividends and dividend equivalents declared but not yet paid	$—	$9,599

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands of U.S.$)

					Accumulated
		Additional			Other	Total
	Common	Paid in	Rabbi	Retained	Comprehensive	Stockholders’
	Stock	Capital	Trust	Earnings	Income	Equity

Balance at February 26, 2006	$51	$117,392	$3,956	$32,606	$5,734	$159,739

Dividends and dividend equivalents	—	—	—	(38,259)	—	(38,259)
Stock-based compensation	—	3,986	—	—	—	3,986
Payroll taxes on stock-based compensation	—	(400)	—	—	—	(400)
Excess income tax benefits from stock-based compensation	—	12,791	—	—	—	12,791
Exercise of stock-based compensation	—	844	—	—	—	844
Rabbi trust distribution	—	3,956	(3,956)	—	—	—
Comprehensive income:
Net Income	—	—	—	33,454	—	33,454
Cash flow hedges (net of tax of $991)	—	—	—	—	(1,596)	(1,596)
Foreign currency translation adjustment	—	—	—	—	(305)	(305)

Total comprehensive income	—	—	—	33,454	(1,901)	31,553

Balance at February 25, 2007	$51	$138,569	$—	$27,801	$3,833	$170,254

Adoption of FASB Interpretation No. 48	—	—	—	(1,247)	—	(1,247)

Adjusted balance at beginning of fiscal year	51	138,569	—	26,554	3,833	169,007

Dividends and dividend equivalents	—	—	—	(47,931)	—	(47,931)
Stock-based compensation	—	11,503	—	—	—	11,503
Payroll taxes on stock-based compensation	—	(2,270)	—	—	—	(2,270)
Excess income tax benefits from stock-based compensation	—	16,158	—	—	—	16,158
Exercise of stock-based compensation	2	3,427	—	—	—	3,429
Comprehensive income:
Net Income	—	—	—	81,555	—	81,555
Cash flow hedges (net of tax of $2,571)	—	—	—	—	(4,198)	(4,198)
Foreign currency translation adjustment	—	—	—	—	3,172	3,172

Total comprehensive income	—	—	—	81,555	(1,026)	80,529

Balance at February 24, 2008	$53	$167,387	$—	$60,178	$2,807	$230,425

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS
Fiscal Years Ended February 24, 2008, and February 25, 2007

Unless the context requires otherwise, all references to “Company,” “we,” “us,” “our,” and “UAP” refer specifically to UAP Holding Corp. and its consolidated subsidiaries. Additionally, all references to UAP Holding Corp. refer specifically only to UAP Holding Corp., excluding its subsidiaries, all references to “United Agri Products” refer specifically only to United Agri Products, Inc., and its subsidiaries, and all references to “United Agri Products, Inc.” refer specifically to United Agri Products, Inc., excluding its subsidiaries.

1.	Description of the Business and Summary of Significant Accounting Policies

Business.  UAP is the largest independent distributor of agricultural and professional non-crop inputs in the United States and Canada. We market a comprehensive line of products including chemicals, fertilizer, and seed to farmers, commercial growers, and regional dealers. We operate a comprehensive network of approximately 380 distribution and storage facilities, strategically located in major crop-producing areas throughout the United States and Canada, and three formulation plants.

The predecessor of UAP Holding Corp. was initially formed by ConAgra Foods, Inc. (“ConAgra”) through a series of acquisitions, beginning in May 1978. On November 24, 2003, Apollo Management V, L.P. (“Apollo”), and UAP Holding Corp. acquired ConAgra Foods’ United States and Canadian Agricultural Products Businesses, excluding its wholesale fertilizer and other international crop distribution businesses, which we refer to as the “Acquisition.” On November 29, 2004, we consummated the initial public offering of our common stock, (the “Common Stock Offering”) which is traded under the symbol “UAPH” on the NASDAQ Global Select Market.

Tender Offer.  On December 2, 2007, UAP Holding Corp., Agrium Inc. (“Agrium”), and a subsidiary of Agrium, entered into an agreement and plan of merger (“Merger Agreement”) pursuant to which Agrium, through its subsidiary Agrium U.S., Inc., commenced a tender offer on December 10, 2007 (“Tender Offer”), to purchase all the outstanding shares of common stock of UAP Holding Corp. for $39.00 in cash per share. The Merger Agreement provides that following completion of the Tender Offer and assuming certain conditions are satisfied, UAP Holding Corp. will then engage in a merger (the “Merger”) with a subsidiary of Agrium, pursuant to which each outstanding share of UAP Holding Corp. common stock not tendered in the Tender Offer will be converted into the right to receive $39.00 in cash. Upon completion of the Merger, UAP Holding Corp. will become a wholly-owned subsidiary of Agrium. Agrium is a leading global producer and marketer of agricultural nutrients, industrial products and specialty products, and a major retailer of agricultural products and services in North and South America.

The closing of the Tender Offer is subject to the stockholders of UAP Holding Corp. tendering a majority of the outstanding shares of UAP Holding Corp. common stock in the Tender Offer and satisfaction of certain other conditions, including receipt of certain U.S. and Canadian regulatory approvals. On January 18, 2008, the Commissioner of Competition, appointed under the Competition Act of Canada, issued a “no action” letter with respect to the proposed transaction, thereby satisfying one of the closing conditions under the Merger Agreement.

If the Merger is completed, we expect to cease reporting financial results as a stand-alone company. If the Merger is not completed and the Merger Agreement is terminated under certain circumstances, UAP Holding Corp. may be liable to Agrium for a termination fee of $44 million, plus reimbursement to Agrium of up to $10 million in costs incurred by Agrium in connection with the transactions. If the Merger is not completed due to failure to obtain regulatory approval, subject to certain conditions, Agrium may be liable to UAP Holding Corp. for a reverse break-up fee of $54 million.

See Note 20, Subsequent Events for additional information about the Tender Offer.

Principles of Consolidation.  The consolidated financial statements include our accounts and the accounts of all our wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated. Investments in and the operating results of 50%-or-less owned entities over which we do not have the ability to exercise significant control are accounted for using the equity method of accounting.

Fiscal Year.  Our fiscal year operates on a 52-week or 53-week period ending on the last Sunday in February. The 52 weeks ended February 24, 2008, will be referred to as “fiscal 2008,” and the 52 weeks ended February 25, 2007, will be referred to as “fiscal 2007.”

Seasonality.  Our and our customers’ businesses are seasonal, based upon the planting, growing, and harvesting cycles. During fiscal years 2007 and 2008, more than 70% of our net sales occurred during the first and second fiscal quarters of each year because of the condensed nature of the planting season. As a result of the seasonality of sales, we experience significant fluctuations in our revenues, income, and net working capital levels. In addition, weather conditions and changes in the mix of crops planted can cause quarterly results to vary.

Since our suppliers typically operate on a crop year, which is a different year than our fiscal year, our rebate agreements with our suppliers are estimated throughout the year. Changes in estimates can impact our margin percentages by quarter.

Our results of operations over any one quarter are not necessarily indicative of the results to be expected over the full fiscal year.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue, and expenses as reflected in the financial statements. Actual results could differ from those estimates and the differences could be material. Estimates are also required for other items.

Cash and Cash Equivalents.  We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Receivables and Allowance for Doubtful Accounts.  Our receivables include receivables from customers, less allowances for doubtful accounts, vendor rebates receivable, and miscellaneous receivables. To establish our allowance for doubtful accounts, we evaluate the collectibility of specific accounts receivable based upon a variety of factors, including customer credit worthiness, past payment performance, and collateral that we hold. We adjust the bad debt expense accordingly. We estimate uncollectible receivables based on the historical bad debt experience and establish a general reserve accrual as sales are made. The specific estimates are adjusted when we are aware of changes in a customer’s ability to meet their financial commitments. We also make changes when we have additional information or collateral from the customer that substantiates the basis for a change. Some customers have insurance that may be assigned to us in the event of crop disasters and there may also be government disaster payments.

While we have a large customer base that is geographically dispersed, a decrease in crop yields and/or commodity prices in the markets in which we operate may result in higher than expected uncollectible accounts, and, therefore, we may need to revise estimates for bad debts. To the extent that our historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions (or credits) for doubtful accounts.

Vendor Rebate Receivables.  We receive vendor rebates, primarily from our chemical and seed suppliers. Most rebates are covered by binding agreements and published programs. Other rebates can be open-ended, subject to future definition or revision. Rebates earned are generally based on achieving targeted sales, purchases, volume tiers, sales growth, or market share growth rates.

Rebates typically cover performance during the crop year, which is based on planting, growing, and harvesting cycles. This may differ from our fiscal year. The crop year for fiscal 2008 began as early as September 2006 and ended as late as December 2007, depending on the product. Because of the timing of the crop year relative to our fiscal year and because most of our vendor programs are typically not multi-year programs, the rebate income earned and recognizable for the crop year ended during the current fiscal year will largely be received and recorded by our fiscal year-end. Since we estimate rebates earned from our vendors throughout the year, changes in estimates can impact our margin percentages by quarter.

Rebates that are probable and can be reasonably estimated are accrued at expected rates based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates that are based on sales volume are offset to cost of goods sold when we determine they have been earned based on our sales volume of related products.

Inventories.  Inventories consist primarily of chemicals, fertilizer, and seed products purchased from our suppliers, or produced by one of our three facilities, for resale to our customers. We record inventory at the lower of cost or market. Inherent in our criteria for valuing inventory at the lower of cost or market are certain significant management judgments and estimates including, among others, evaluating market prices in volatile commodity markets and determining the impact of obsolete or slow-moving inventory on inventory values. We maintain perpetual inventory systems, which we reconcile to physical counts at each location periodically.

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. At February 24, 2008, and February 25, 2007, our inventory included reductions of $22.3 million and $13.8 million, respectively, for rebates and prepays discounts paid on purchases which had not yet been sold and therefore were unearned.

Vendor Prepayments.  Prepayments to vendors consist of payments for inventory that has not yet been received. We are able to obtain discounts by prepaying for product and receiving it later, when needed. When the inventory is received, it is valued at cost, which is net of the applicable discount.

Other Current Assets.  Other current assets include certain prepaid expenses and assets held for sale. If we decide to sell certain long-lived assets and certain criteria are met, including probable sale of the assets within one year, we classify the assets as assets held for sale. These assets are recorded at the lower of their carrying amount or fair value less cost to sell. At February 24, 2008 and February 25, 2007, there were $1.0 million and $1.7 million, respectively, of assets held for sale included in other current assets. During fiscal 2008, we entered into a sale and leaseback agreement for machinery and equipment, previously classified as assets held for sale, totaling $1.5 million. Because the assets were previously written down to their fair value, no gain or loss was recognized on this transaction.

Property and Equipment.  Property and equipment are recorded at cost and depreciated based on the following estimated useful lives of the assets:

Land improvements	15 years
Buildings	15 - 40 years
Leasehold improvements	1 - 15 years
Machinery and equipment	5 - 10 years
Furniture, fixtures, office equipment, and other	3 - 7 years

Maintenance and repair costs are charged to expense as incurred. Renewals and improvements that extend the useful lives of assets are capitalized. Gains or losses are recognized upon disposition.

Impairment of Long-Lived Assets Other than Goodwill.  We periodically evaluate the recoverability of the carrying amount of long-lived assets to be held and used, other than goodwill and purchased intangible assets with indefinite useful lives, whenever events or changes in circumstances indicate the carrying amounts of such assets may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general industry trends and economic projections, and anticipated cash flows. An impairment exists when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. In that event, an impairment charge is recognized to the extent the carrying value of the asset exceeds its fair value.

Goodwill.  Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with the business acquisitions plus costs of acquisition. Goodwill is not amortized. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment annually as well as whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We completed our annual goodwill impairment test as of November 25, 2007, and determined that there was no impairment as of that date. We may be subject to earnings volatility if goodwill impairment occurs at a future date.

Intangible Assets, Net.  Intangible assets consist primarily of assets acquired in our acquisitions and are recorded at their respective fair market values in accordance with SFAS No. 141, “Business Combinations.” Our intangible assets consist of finite-lived and indefinite-lived assets. Finite- lived intangible assets are tested for impairment as noted above under “Impairment of Long-Lived Assets Other than Goodwill” and are amortized based on their estimated useful lives as follows:

EPA registrations	10 years
Customer relationships	10 years
Non-compete agreements	5 - 8 years
Product supply arrangements	3 - 5 years
Other	5 - 10 years

Trademarks are considered indefinite-lived assets. Indefinite-lived assets are not amortized but tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

No impairment of intangible assets was recognized in fiscal years 2008 and 2007.

Investments in Unconsolidated Affiliates.  Our investment in unconsolidated affiliates consist of investments in which we have a less than 50% ownership. These investments are accounted for using the equity method of accounting and our proportionate share of income resulting from this investment is included in our operating income under “Royalties, service charges and other income and expenses.”

Our investment in unconsolidated affiliates was $0.4 million at February 24, 2008, and $0.1 million at February 25, 2007. Our share of the equity in unconsolidated affiliate earnings was $(0.2) million in fiscal year 2008, and $(0.5) million in fiscal year 2007.

Accounts Payable.  Accounts payable includes payables to our vendors for goods or services we have received. At the end of the crop season, some of our vendors agree to repurchase our inventory that is currently on hand and allow us to repurchase such inventory under new terms, effectively extending our terms to the next crop season.

Customer Prepayments.  When customers give us advances, in exchange for a future discount or agreed-to-pricing, they are recorded as customer prepayments.

Other Accrued Liabilities.  Other accrued liabilities include liabilities for expenses, claims incurred but not yet billed, checks not yet presented, and asset retirement obligations, self-insurance reserves and environmental reserves as set forth below. Checks not yet presented represent bank accounts with negative balances due to outstanding checks not yet presented to the bank. We may also provide additional discounts and cash rebates to customers that meet certain target programs, which are accrued in this account.

Self-Insurance Reserves.  We are self-insured for certain losses and expenses within the retentions of our insurance policies for claims relating to workers’ compensation, employee medical, automobile, general and product liability, and crop claims, as well as claims for which we are not insured (“self-insured losses”). We maintain stop loss coverage to limit the exposure that could arise out of such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon our estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and our historical loss development experience. Our reserves for self-insured losses were $10.4 million on February 24, 2008, and $11.4 million on February 25, 2007. To the extent the projected losses resulting from claims incurred as of February 24, 2008, differ from the actual development of such losses in future periods, our self-insurance reserves could differ significantly, resulting in either higher or lower future self-insurance expenses.

Environmental Reserves.  Environmental costs, other than those of a capital nature, are accrued at the time the exposure becomes known and costs can reasonably be estimated. Costs are accrued based upon management’s estimates of all direct costs, after taking into account reimbursements by third parties. We do not accrue liabilities for unasserted claims that we do not reasonably believe are probable or for which we do not believe it is possible to develop an estimate of the range of reasonably possible environmental losses due to uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology, information related to individual sites, and other factors. Our environmental reserves were $2.5 million and $2.6 million as of February 24, 2008, and February 25, 2007, respectively. To the extent the projected future development of losses resulting from environmental claims incurred as of February 24, 2008, differs from the actual development of such losses in future periods, our environmental reserves could differ significantly, resulting in either higher or lower future expense.

Asset Retirement Obligations.  SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) requires us to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal obligation to retire the asset exists. This includes obligations incurred as a result of the acquisition, construction, or normal operation of a long-lived asset. In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations,” providing final guidance that clarifies how companies should account for asset retirement obligations at fair value at the time the liability is incurred. Accretion expense is recognized as an operating expense using the credit-adjusted risk-free interest rate in effect when the liability was recognized. The associated asset retirement obligations are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining useful life of the asset. The majority of our asset retirement obligations relate to environmental testing and potential property restoration costs.

Fair Values of Financial Instruments.  Unless otherwise specified, we believe the carrying amount of financial instruments approximates their fair value.

Revenue Recognition.  Sales revenue is recognized when the earnings process is complete, which is generally when title and risk of ownership are transferred to our customers. In all cases, we apply the following criteria in recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collection is reasonably assured. Sales revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances, customer rebates, and product returns. Service fee income and royalty income are recognized when earned and are included in other income. All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.

Concentration of Credit Risk.  The majority of our sales are credit sales, which are made primarily to customers whose ability to pay is dependent, in part, upon the weather conditions and general economic conditions in the areas in which they operate. Concentration of credit risk with respect to trade accounts receivable is limited by the large number of customers comprising our customer base and the geographic regions in which they operate. We perform ongoing credit evaluations of our customers and in certain situations obtain collateral sufficient to protect our credit position.

Shipping and Handling Fees and Costs.  We include shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and included in cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included within distribution and delivery expense as part of cost of goods sold.

Income Taxes.  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefit of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. Any tax benefit recorded for uncertain tax positions is measured at the amount at which the Company believes has a greater than 50% probability of being sustained. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. FASB No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), effective for the Company for fiscal year 2008, sets out the framework by which such judgments are to be made. FIN 48 was adopted for fiscal year 2008. The impact of adoption of FIN 48 is discussed in Note 9.

Earnings Per Share.  Earnings per share are based on the weighted average number of shares of common stock outstanding during the period as follows:

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$, except share data)

Net Income	$81,555	$33,454

Weighted average shares of common stock outstanding used in computing basic earnings per share	52,078,318	50,972,368
Net effect of dilutive stock options and restricted stock units	1,160,390	1,497,129

Weighted average shares of common stock used in computing diluted earnings per share	53,238,708	52,469,497

Basic earnings per share	$1.57	$0.66
Diluted earnings per share	$1.53	$0.64

Dividends.  Dividends are recorded when declared. In addition to dividends to our stockholders, the restricted stock units that we have granted to eligible employees, management, and members of our board of directors include the right to receive dividend equivalent payments on each RSU that are equal to dividends paid on each share of our common stock.

Foreign Currency Translation.  The assets and liabilities of our Canadian subsidiary are translated using exchange rates at the balance sheet date. The income statement is translated using average exchange rates for the period. Related translation adjustments are recorded as a component of accumulated other comprehensive income.

Accumulated Other Comprehensive Income.  Comprehensive income is net income plus certain other items that are recorded directly to shareholders’ equity. Amounts included in accumulated other comprehensive income for the Company’s derivative instruments are recorded net of the related income tax effects. Deferred taxes are not provided on translation adjustments as the differences between the financial carrying value and tax basis arising from these adjustments are considered essentially permanent in duration under SFAS 109, “Accounting for Income Taxes.”

Stock-Based Compensation.  On February 27, 2006, the beginning of fiscal 2007, the Company adopted SFAS 123(R), Share-Based Payments (“SFAS 123(R)”) which requires the measurement and recognition of compensation cost for all share-based payment awards made to employees and directors based on the grant date estimated fair value of each award, net of estimated forfeitures, over the employee’s requisite service period.

The Company elected to use the modified prospective transition method upon adoption of SFAS 123(R), which requires the application of the accounting standard on the first day of the Company’s fiscal year 2007.

Under SFAS 123(R), for share-based payment awards granted subsequent to February 27, 2006, the fair value of awards that are expected to ultimately vest is recognized as expense over the requisite service periods. SFAS 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based payment awards that will ultimately vest. Forfeiture rates are based on historical rates. The estimated forfeiture rate is adjusted if actual forfeitures differ from original estimates. The effect of any change in estimated forfeitures is recognized through a cumulative catch-up adjustment that will be included in compensation cost in the period of the change in estimate. For share-based payment awards granted prior to February 27, 2006, the Company recognizes remaining unvested SFAS 123(R) pro forma expenses according to the remaining vesting conditions.

Hedging Instruments.  We use a limited number of derivative financial instruments to mitigate our interest rate and foreign currency exposure. Derivative instruments are recorded on the consolidated balance sheet at their fair value as either assets or liabilities. To date, our designated hedge transactions have been cash-flow hedges. For cash-flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive income and are recognized in interest expense in the period or periods during which the hedged transaction effects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. For a derivative to qualify as a hedge at inception and throughout the hedged period, we formally document the nature and relationships between the hedging instruments and hedged items. We also document our risk-management objectives, strategies for undertaking various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it is later deemed probable that the forecasted transaction will not occur, the gain or loss is recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Significant hedges are approved by the board of directors. The Company does not use derivative financial instruments for trading or speculative purposes.

2.	New Accounting Standards Not Yet Adopted

Business Combinations and Noncontrolling Interests.  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) and Statement of Financial Accounting Standards No. 160 “Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 141(R) and SFAS 160 significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests. SFAS 141(R) and SFAS 160 are effective for the fiscal years beginning after December 15, 2008. SFAS 141(R) and SFAS 160 are effective prospectively; however, the reporting provisions of SFAS 160 are effective retroactively. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, we will record and disclose business combinations under the revised standards beginning in February 2009.

Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. SFAS 159 is effective for the fiscal years beginning after November 15, 2007. The Company does not currently expect to elect to measure any eligible financial instruments at fair value under this guidance.

Fair Value Measurement.  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the fiscal years beginning after November 15, 2007; however, the FASB has agreed to a one-year deferral of the adoption of the SFAS 157 for nonfinancial assets and liabilities. The Company’s evaluation of the impact of the adoption of SFAS 157 is ongoing; however, the Company does not expect the impact of SFAS 157 on the Company’s financial condition and results of operations to be material. The Company anticipates the primary impact of the standard will be the measurement of fair value in its recurring impairment test calculation for goodwill and the valuation of its derivative financial instruments, and investments held by its pension plan.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. In June 2007, the FASB ratified Emerging Issues Task Force No. 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payments Awards” (“EITF 06-11”). EITF 06-11 requires companies to recognize the tax benefits of dividends on unvested share-based payments in equity and reclassify those tax benefits from additional paid-in capital (APIC) to the income statement when the related award is forfeited or no longer expected to vest. The amount reclassified is limited to the amount of the Company’s APIC pool balance on the reclassification date. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently reviewing the requirements of this statement and, at this time, we cannot determine the impact, if any, that this statement may have on our business, financial condition, cash flow, results of operations, or liquidity.

Collaborative Arrangements.  In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”) that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for and report on various activities. EITF 07-1 is effective for the Company beginning February 23, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently reviewing the requirements of this statement and, at this time, we cannot determine the impact, if any, that this statement may have on our business, financial condition, cash flow, results of operations, or liquidity.

Disclosures about Derivative Instruments and Hedging Activities. In March 2008, the Financial Accounting Standards Board issued SFAS Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact, if any, that this statement will have on its disclosures related to hedging activities.

3.	Receivables, Net

Our receivables include receivables from customers, net of allowances for doubtful accounts, vendor rebates receivable, and miscellaneous receivables as follows:

	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Receivables and Allowance for Doubtful Accounts:
Receivables from customers	$287,177	$289,160
Allowance for doubtful accounts	(16,397)	(15,735)

Receivables from customers, net	270,780	273,425
Vendor rebates receivable	64,298	47,439
Miscellaneous receivables	14,826	17,365

Total	$349,904	$338,229

4.	Inventories

Inventories are comprised of the following:

	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Inventories:
Raw materials and work in process	$21,762	$18,129
Finished goods	1,041,718	864,904

Total	$1,063,480	$883,033

5.	Property, Plant and Equipment

Property, plant and equipment are comprised of the following:

	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Property, Plant and Equipment:
Land	$20,689	$16,594
Buildings and leasehold improvements	80,908	67,057
Machinery and equipment	43,618	34,488
Furniture, fixtures, office equipment and other	20,243	17,774
Construction in progress	3,881	9,542

Total	169,339	145,455
Less: accumulated depreciation	(47,908)	(35,234)

Net property, plant and equipment	$121,431	$110,221

We recognized an impairment charge of $0.6 million for fiscal 2008 related to property, plant and equipment. No impairment charge was recognized for fiscal 2007.

6.	Acquisitions and Divestitures

During fiscal 2008, we acquired four retail distribution locations from independent retail distributors and paid $8.7 million in purchase price. The total initial purchase price paid may increase or decrease primarily due to adjustments to working capital made in accordance with contractual provisions.

During fiscal 2007, we acquired 11 businesses at a total initial purchase price of $82.1 million, net of cash received. We also paid an additional $6.5 million in fiscal 2008, for certain items, primarily customary working capital adjustments, related to prior acquisitions. Our major acquisitions in fiscal 2007 were (a) the first fiscal quarter purchase of the remaining 50% share of our joint venture in UAP Timberland, LLC, (b) the third fiscal quarter purchase of Terral AgriServices, Inc. and certain assets of Terral FarmService, Inc. and Wisner Elevator, Inc., and (c) the fourth fiscal quarter purchase of certain retail and service assets of AGSCO, Inc. and AG Depot, Inc., and certain retail distribution assets of Boettcher Enterprises.

In addition to the initial consideration for our acquisitions, certain acquisition agreements contain performance based earn-out clauses. These contingent earn-outs amount to a maximum payment of $3.0 million in a given year and an aggregate maximum payment of $4.6 million. Any contingent earn-out payment made would be accounted for as additional purchase price and would likely increase goodwill. At February 24, 2008, goodwill includes $0.4 million related to payment and $1.4 million for accrual of these earn-outs.

A summary of the estimated fair values of assets acquired and liabilities assumed at the acquisition dates for fiscal 2008 and fiscal 2007 acquisitions are as follows (in thousands of U.S. $):

	Fiscal 2008	Fiscal 2007
	Acquisitions	Acquisitions

Acquisitions:
Cash paid in fiscal year ended February 25, 2007	$—	$82,125
Cash paid in fiscal year ended February 24, 2008	8,702	6,535
Accrued earn-outs at February 24, 2008	—	1,385

Total purchase price	$8,702	$90,045

Assets:
Accounts receivable, net	$—	$24,372
Inventories	2,337	55,873
Property, plant and equipment	2,096	10,779
Customer relationships	3,806	16,607
Non-compete agreements	406	3,124
Other	677	1,297

Total assets acquired	9,322	112,052

Liabilities:
Accounts payable	—	(37,822)
Other	(1,624)	(5,328)

Total liabilities assumed	(1,624)	(43,150)

Net assets acquired	$7,698	$68,902

Goodwill at February 24, 2008	$1,004	$21,143

Had the fiscal 2007 acquisitions occurred at the beginning of fiscal 2007, an estimate of certain pro forma operating results is as follows (in thousands of U.S. $, except share data):

Fiscal Year
Ended
February 25, 2007

Revenue	$3,064,048
Net income	$35,699
Earnings per share — Basic	$0.70
Diluted	$0.68

During fiscal 2008, we sold a retail location in Washington for total consideration of $2.2 million. During fiscal 2007, we sold a portion of our retail locations in western Canada for total consideration of $7.6 million.

7.	Intangible Assets

Intangible assets are as follows:

	February 24, 2008			February 25, 2007
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
	(in thousands of U.S.$)

Intangible Assets:
Amortizing intangible assets
EPA registrations	$5,450	$(2,316)	$3,134	$5,450	$(1,771)	$3,679
Customer relationships	24,356	(6,505)	17,851	20,851	(1,765)	19,086
Non-compete agreements	6,769	(3,267)	3,502	6,063	(2,177)	3,886
Product supply arrangements	8,534	(1,032)	7,502	4,000	(200)	3,800
Other	5,082	(2,431)	2,651	4,948	(1,723)	3,225

Subtotal	$50,191	$(15,551)	$34,640	$41,312	$(7,636)	$33,676

Non-amortizing intangible assets
Trademarks	14,000	—	14,000	14,000	—	14,000
Other	2,400	—	2,400	2,400	—	2,400

Subtotal	$16,400	$—	$16,400	$16,400	$—	$16,400

Total	$66,591	$(15,551)	$51,040	$57,712	$(7,636)	$50,076

The fiscal 2008 increase in other identifiable intangible assets is related to the asset purchase of several businesses during the year and product supply arrangements. The customer relationships related to our acquisitions are generally amortized on an accelerated basis, a method that approximates the rate in which the economic benefits of the intangible are utilized. At February 24, 2008, the weighted average period for amortizing intangible assets on a combined basis is 4.1 years.

The aggregate amortization expense for the fiscal years ended February 24, 2008, and February 25, 2007, was $8.2 million and $3.0 million, respectively. Based on our intangible asset base on February 24, 2008, we estimate that our total annual amortization expense will be approximately $8.6 million, $7.3 million, $6.5 million, $4.8 million, and $2.9 million for each of the next five fiscal years, respectively.

8.	Debt Issuance Costs

Debt issuance costs are being amortized on a straight-line basis, which approximates the effective interest method, over the terms of the debt to which the costs relate. The related amortization is recognized as interest expense. Our debt issuance costs, net of amortization, were $9.3 million and $5.4 million at the end of fiscal 2008, and fiscal 2007, respectively. Our debt issuance costs at the end of fiscal 2007 consisted of costs associated with United Agri Products’ revolving credit facility, United Agri Products’ 8 1/4% Senior Notes due 2011 (the “8 1/4% Senior Notes”), and our 10 3/4% Senior Discount Notes due 2012 (the “10 3/4% Senior Discount Notes”). During fiscal 2007, we wrote off $16.1 million of debt issuance costs related to our previous financing arrangement. During fiscal 2008, we added $5.5 million related to the $225 million increase in our term loan.

9.	Income Taxes

The following table summarizes our income tax provision:

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Income tax provision (benefit):
Current:
U.S. federal	$52,161	$18,362
U.S. state	4,092	1,933
Outside United States	4,079	3,347

Total Current	60,332	23,642
Deferred:
U.S. federal	(7,428)	(163)
U.S. state	364	(1,066)
Outside United States	98	36

Total Deferred	(6,966)	(1,193)

Total	$53,366	$22,449

The factors which cause our effective tax rate to differ from the U.S. federal statutory rate are as follows:

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Factors causing income taxes to differ from U.S. federal statutory rate:
U.S. federal statutory rate	$47,222	$19,566
Dividends on shares of stock held in a rabbi trust	—	(101)
State income taxes	4,456	1,822
Foreign credits	(396)	(528)
Non-deductible Tender Offer costs	1,002	—
Other	1,082	1,690

Total	$53,366	$22,449

Deferred tax assets and liabilities have been recorded as follows:

	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Deferred income tax balances relate to:
Allowances	$9,360	$8,615
Inventories	10,589	9,868
Accrued expenses	9,529	9,304
Pension and other postretirement benefits	226	259

Total current deferred tax assets	29,704	28,046
Non-current liabilities	231	430
Depreciation and amortization	798	390
Foreign tax credit carryover	—	863
Stock-based compensation	3,685	1,774
Federal tax benefit of state FIN 48 liabilities	820	—
Interest rate swaps (included in accumulated other comprehensive income)	3,562	991

Total long-term deferred tax assets	9,096	4,448

Total deferred tax assets	38,800	32,494

Prepaid expenses	(1,786)	(1,692)
Other	(341)	(508)

Total current deferred tax liabilities	(2,127)	(2,200)
Depreciation and amortization	(2,170)	(3,126)
Basis difference — acquired assets	(12,758)	(14,827)

Total long-term deferred tax liabilities	(14,928)	(17,953)

Total deferred tax liabilities	(17,055)	(20,153)

Net deferred tax asset	$21,745	$12,341

We adopted the provisions of FIN 48 at the beginning of our current fiscal year, as required. The cumulative effect of adoption was a $1.2 million reduction of retained earnings. At February 25, 2007, the total amount of unrecognized tax benefits, excluding interest, was $4.2 million, all of which would impact the effective tax rate, if recognized. Upon adoption, approximately $4.1 million of the unrecognized tax benefits were reflected in other non-current liabilities.

Interest and penalties associated with uncertain tax positions are recognized as components of “Income tax expense.” The Company’s accrual for interest and penalties was $0.3 million upon adoption of FIN 48.

At February 24, 2008, the total amount of unrecognized tax benefits was $4.3 million, all of which would impact the effective tax rate if recognized. The Company’s accrual for interest and penalties was $0.8 million at February 24, 2008. The Company accrued $0.5 million for interest and penalties during fiscal 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows (in thousands of U.S. $):

Balance at February 25, 2007	$4,178
Additions based on tax positions related to current year	148

Balance at February 24, 2008	$4,326

The Company is subject to U.S. federal, state and local income tax audits for fiscal 2004 through fiscal 2008. The Company is also subject to Canadian income tax audits for fiscal 2006 through fiscal 2008. It is reasonably possible that the amount of unrecognized tax benefits could decrease between $1 million and $2 million in the next 12 months due to completion of income tax audits related to the Apollo acquisition of United Agri Products from ConAgra and the expiration of federal and state statute of limitations.

10.	Other Non-Current Liabilities

Hedging Activities.  In July 2006, in compliance with the terms of our new credit facility, we entered into two interest rate swaps to manage exposure to changes in cash flows related to changes in the variable interest rate on a portion of our long term debt. Under the terms of the swaps, we will pay a designated fixed rate and receive a variable rate which is based on LIBOR. The rate received is expected to offset the variable rate to be paid on the long term debt which is also based on LIBOR.

The hedge transactions are designated as cash flow hedges. Since the critical terms of the cash flow hedge match the critical terms of the hedged item, using the critical terms test under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” we have concluded that there is no hedge ineffectiveness as changes in cash flows attributable to the risk being hedged are expected to be offset completely by the changes in the hedging relationship. As such, no gain or loss due to hedge ineffectiveness has been recognized.

At February 24, 2008, and February 25, 2007, we had two outstanding interest rate swaps with a total notional value of $165 million. These are amortizing swaps and their notional values will decline to $90 million prior to expiration in July 2011. The fair value of the interest rate swaps is the estimated amount that we would receive or (pay) to terminate the agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty. The fair value of the interest rate swaps at February 24, 2008, and February 25, 2007, was $(9.4) million and

$(2.6) million, respectively, and are classified as “Other non-current liabilities” on the balance sheet. The mark-to-market loss, net of taxes, included in accumulated other comprehensive income at February 24, 2008, and February 25, 2007, was $5.8 million and $1.6 million, respectively.

In fiscal 2008, $0.5 million of accumulated other comprehensive loss was recognized in earnings. No significant gains or losses were transferred from accumulated other comprehensive income and recognized within earnings during fiscal 2007. At February 24, 2008, the amount of accumulated other comprehensive loss expected to be reclassified into earnings within the next 12 months is approximately $3.8 million.

Asset Retirement Obligations.  We also have asset retirement obligations related to SFAS 143, “Accounting for Asset Retirement Obligations.” At each of February 24, 2008, and February 25, 2007, the total asset retirement obligations were $0.3 million.

11.	Debt

Senior Secured Credit Facility.  In June 2006, United Agri Products refinanced both its revolving credit facility and Senior Notes with borrowings under a new senior secured credit facility. The senior secured credit facility at that time included a six-year $175 million senior secured term loan facility and a five-year senior secured asset based revolving credit facility in an aggregate principal amount of $675 million, including $50 million for letters of credit (jointly referred to hereafter as the “senior secured credit facility”).

In October 2007, United Agri Products amended the senior secured credit facility to, among other things, increase its senior secured term loan facility by $225 million to a total of $400 million. Proceeds from the increase were used to pay down the outstanding balance under United Agri Products’ revolving credit facility and to pay related fees and expenses.

Interest rates with respect to the term loan facility are based on, at United Agri Products’ option, (a) LIBOR plus the applicable margin (as defined below) and (b) the base rate, which will be the higher of (i) the rate publicly quoted by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks” and (ii) the Federal Funds rate plus 0.50%, plus the applicable margin. The applicable margin is 2.75% for LIBOR loans and 1.75% for base rate loans.

The applicable margin for the revolving credit facility is 1.25% for LIBOR advances and 0.00% for base rate advances. The revolving credit facility is secured by a first-priority lien on all accounts, inventory, general intangibles related to accounts and inventory, and all proceeds of the foregoing (“Current Asset Collateral”) of UAP Holding Corp. and its subsidiaries, and a second-priority lien (subject to certain exclusions and exceptions) on other assets and proceeds of such other assets. The term loan facility is secured by a first-priority lien (subject to certain exclusions and exceptions) in all assets of UAP Holding Corp. and its subsidiaries, and all proceeds thereof other than the Current Asset Collateral, and a second-priority lien in the Current Asset Collateral.

In connection with the June 2006 refinancing and early extinguishment of the senior notes, the Company recorded a pretax charge to finance related and other charges of approximately $47.9 million for fiscal 2007, all of which were primarily incurred in the thirty-nine weeks ended November 26, 2006. These costs include approximately $31.8 million for tender premiums and related transaction costs to acquire the debt and $16.1 million for the write-off of unamortized debt issue costs.

Availability of the revolving credit facility is subject to a borrowing base formula, which includes availability of an over-advance during certain periods. At February 24, 2008, there was $627.7 million of total borrowing capacity under the revolving credit facility and United Agri Products had aggregate borrowing availability of $502.3 million (after giving effect to $110.0 million of revolving loans outstanding and $15.4 million of letters of credit outstanding under the senior secured credit facility).

At February 24, 2008, we believe that the permitted distributions available to pay dividends under the restricted payment covenant in our senior secured credit facility were approximately $56.2 million before giving effect to the declared May 15, 2008 dividend payment estimated to be $12.1 million.

Due to the seasonal nature of our business, the amount of borrowings outstanding under the senior secured revolving credit facility, all of which are short-term, varies significantly throughout our fiscal year. During the fifty-two weeks ended February 24, 2008, short-term borrowings reached a daily peak of $569.8 million on September 28, 2007. Our average daily short-term borrowings, net of cash, for fiscal 2008, were approximately $352.0 million.

Our weighted average interest rate on short-term borrowings outstanding was 4.5% and 6.6% at February 24, 2008 and February 25, 2007, respectively.

Our senior secured credit facility contains certain customary representations, warranties, and affirmative covenants. At February 24, 2008, we were in compliance with all covenants under our senior secured credit facility.

Senior Notes.  In June 2006, UAP Holding Corp. and United Agri Products, Inc. consummated the tender offers and consent solicitations for the 10 3/4% Senior Discount Notes due 2012 issued by UAP Holding Corp. and the 8 1/4% Senior Notes due 2011 issued by United Agri Products, Inc. (collectively, the “Senior Notes”). The companies accepted for purchase $123.1 million principal amount at maturity of the 10 3/4% Senior Discount Notes (representing 98.5% of the previously outstanding 10 3/4% Senior Discount Notes) and $203.5 million principal amount of the 8 1/4% Senior Notes representing approximately 99.9% of the previously outstanding 8 1/4% Senior Notes. Total consideration paid for the notes tendered plus accrued interest thereon was $120.6 million for the 10 3/4% Senior Discount Notes and $227.2 million for the 8 1/4% Senior Notes. These payments and related expenses were financed through borrowings under the senior secured credit facility.

Subsequently, UAP Holding Corp. repurchased in brokered market transactions all of the $1.9 million principal amount at maturity of its 10 3/4% Senior Discount Notes due 2012 that had remained outstanding following the closing on June 1, 2006, of the tender offer and consent solicitation. Accordingly, all of the 10 3/4% Senior Discount Notes previously issued and authenticated under the indenture dated as of January 26, 2004, as supplemented (the “Indenture”), between UAP Holding Corp. and The Bank of New York (formerly JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”), had been delivered by UAP Holding Corp. to the Trustee and cancelled. In accordance with Section 11.01 of the Indenture, UAP Holding Corp. satisfied and discharged the Indenture, which satisfaction and discharge was acknowledged by the Trustee on November 24, 2006. Upon satisfaction and discharge, the Indenture ceased to be of further effect (except for certain rights of the Trustee).

During fiscal 2008, we completed the redemption of the remaining 8 1/4% Senior Notes and discharged our obligations.

Total current and long-term debt as of February 24, 2008, and February 25, 2007, consisted of the following:

	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Total debt:
Senior Secured Asset Based Revolving Credit Facility	$110,006	$182,989
Term Loan Facility	396,812	174,125
8 1/4% Senior Notes	—	15

Total	506,818	357,129
Less current portion:
Senior Secured Asset Based Revolving Credit Facility	110,006	182,989
Term Loan Facility	4,000	1,750

Total long-term	$392,812	$172,390

Maturities of debt for each of the five years subsequent to February 24, 2008, are as follows:

Fiscal Year Ending	(in thousands of U.S.$)

2009	$114,006
2010	4,000
2011	4,000
2012	4,000
2013	380,812

Total	$506,818

12.	Commitments and Contingencies

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments. The following is a summary of our contractual obligations and other commercial commitments as of February 24, 2008:

	Payments Due in Fiscal Year Ending February
							2014 and
Contractual Obligations:	Total	2009	2010	2011	2012	2013	beyond
	(in thousands of U.S.$)

Short-term borrowings under revolving credit facility	$110,006	$110,006	$—	$—	$—	$—	$—
Long-term debt (including short-term portion)	396,812	4,000	4,000	4,000	4,000	380,812	—
Interest payments on long-term debt	112,981	25,542	26,705	27,467	26,194	7,073	—
Operating lease obligations	39,883	11,131	10,197	6,510	4,304	3,005	4,736
Other long-term obligations(1)	12,581	40	2,342	2,681	6,446	428	644
Unconditional purchase obligations(2)	23,411	21,811	800	800	—	—	—

Total	$695,674	$172,530	$44,044	$41,458	$40,944	$391,318	$5,380

	Commitments that Expire in Fiscal Year Ending February
							2014 and
Other Commercial Commitments:	Total	2009	2010	2011	2012	2013	beyond
	(in thousands of U.S.$)

Standby letters of credit	$15,346	$15,346	$—	$—	$—	$—	$—
Guarantees	60	60	—	—	—	—	—
Other commercial commitments(3)	91,952	47,558	22,977	13,216	6,093	1,853	255

Total	$107,358	$62,964	$22,977	$13,216	$6,093	$1,853	$255

(1)	Other long-term obligations primarily consist of interest rate swaps, pension liability, capital leases, and other miscellaneous liabilities, but exclude obligations for uncertain tax positions as the timing of the payments cannot be reasonably estimated. See Note 9. Income Taxes for additional information.

(2)	We enter into unconditional purchase obligation arrangements (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts) in the normal course of business to ensure that adequate levels of sourced product are available to us.

(3)	Other commercial commitments include lease obligations cancellable within one year, acquisition earn-outs, employment agreements, bonds, and other potential contract obligations.

Leases.  We lease certain facilities and transportation equipment under agreements that expire at various dates. We expect that in the normal course of business, we will renew or replace necessary leases that expire. Substantially all leases require the payment of property taxes, insurance, and maintenance costs in addition to rental payments. Capital leases are not significant. Rent expense under all operating leases was $57.5 million in fiscal 2008, and $45.6 million in fiscal 2007.

Included in other commercial commitments in the table above is approximately $64.9 million of potential lease obligations for leases that are cancelable within one year.

Acquisition Earn-outs.  In addition to the initial consideration for our acquisitions, certain acquisition agreements contain performance based earn-out clauses. These contingent earn-outs amount to a maximum payment of $3.0 million in a given year and an aggregate maximum payment of $4.6 million. Any contingent earn-out payment made would be accounted for as additional purchase price and would likely increase goodwill. At February 24, 2008, goodwill includes $0.4 million related to payment and $1.4 million for accrual of these earn-outs.

Employment Agreements.  In May 2007, the Company entered into agreements with certain officers and key employees to provide certain benefits in the event of a “change in control,” as such term is defined in these agreements, and the occurrence of certain other events. If during the two-year period following a change of control, such officer or key employee’s employment with the Company is terminated, either by the Company without “cause” or by the employee for “good reason”, as such terms are defined in these agreements, then within 30 days of such termination the Company will pay these officers and employees a pro rata target bonus, any accrued vacation pay and between one and two times their annual base salary and target bonus, depending on the employee. In addition, the Company will pay for the continuation coverage under the Company’s health care plans for up to 18 months following the date of termination. These agreements were amended and restated in December 2007 to reflect certain technical changes as a result of guidance from the Internal Revenue Service on deferred compensation. The annual base salary and annual cash bonus portion of the agreements would aggregate approximately $11 million at the rate of compensation in effect at February 24, 2008.

Legal Matters.  In some cases, third parties (including government reimbursement funds and insurers) may contribute to the costs of cleanup at certain sites. ConAgra has agreed to provide us with a partial reimbursement of costs that we may incur relating to any cleanup requirements due to environmental conditions at our Greenville, Mississippi facility prior to our purchase of the site from them in November, 2003. On October 14, 2002, December 23, 2002, and December 31, 2002, three separate lawsuits were filed in the Circuit Court of Washington County, Mississippi against our subsidiary, Platte Chemical Company (“Platte”), and certain former employees of Platte, relating to alleged releases from Platte’s Greenville, Mississippi facility. The plaintiffs in such suits are seeking compensation for alleged personal injury and property damage. In connection with the Acquisition, ConAgra agreed to partially reimburse us, subject to a cap, for fees and expenses we incur in connection with such lawsuits. Subsequent to November 23, 2003, another lawsuit not covered by the ConAgra cost sharing agreement was filed in the Circuit Court of Washington County, Mississippi against us, which lawsuit relates to the same alleged releases from the Greenville, Mississippi facility. While discovery in the Greenville litigations is not yet complete, based on information available to us at this time we do not believe that such litigations, if adversely determined, would have a material adverse effect on our business, financial condition, cash flows, results of operations, or liquidity.

We are a party to a number of lawsuits and claims arising out of the operation of our businesses. We believe the ultimate resolution of such matters should not have a material adverse effect on our financial condition, cash flows, results of operations, or liquidity.

13.	Equity

Common Stock.  The company issued common stock to Apollo and to certain members of management upon the acquisition from ConAgra in November of 2003. We consummated our initial public offering of common stock, on November 29, 2004. Prior to the Common Stock Offering, Apollo owned approximately 95% of our outstanding common stock. Following the consummation of the Common Stock Offering, Apollo owned approximately 34% of our outstanding common stock. On March 9, 2006, Apollo sold common stock in a secondary offering pursuant to an existing registration statement. Following this sale, Apollo owned approximately 17% of our outstanding common stock.

On November 2, 2006, Apollo and employees, including certain members of our management, sold additional shares of our common stock in a secondary offering pursuant to an existing registration statement. Immediately following this sale, Apollo no longer beneficially owned any of our outstanding common stock.

Rabbi Trust.  We maintained deferred compensation plans (“DCP”), including the 2003 DCP, which provided for the crediting of deferred shares for each executive who entered into a retention agreement at the time of the Acquisition, and the 2004 DCP which provided for the crediting of deferred shares for each member of management who waived the right to receive a portion of their cash bonus for fiscal 2004. Various members of our management were credited with a total of 2,515,122 deferred shares in the 2003 DCP and the 2004 DCP. The rabbi trust was credited with one share of our common stock for each deferred share interest held by the management participants in the 2003 DCP and the 2004 DCP. In connection with the Common Stock Offering, 631,656 shares of our common stock were released from the rabbi trust, and these shares were subsequently sold in the Common Stock Offering. An additional 337,401 shares were released from the rabbi trust and sold during fiscal 2006. During fiscal 2007, the remaining 1,546,065 shares were transferred from the rabbi trust to the recipients and there were no shares of our common stock remaining in the rabbi trust. The shares of common stock that were held by the rabbi trust were issued and outstanding, and therefore participated in dividends and were included in the calculation of the weighted average share computation.

Dividends.  The Company declared cash dividends of $0.90 and $0.75 per share of common stock in fiscal 2008, and fiscal 2007, respectively.

See Note 20. Subsequent Events regarding subsequent dividends declared.

14.	Stock-Based Compensation

Our stock-based compensation programs include non-qualified stock options, restricted stock units, and deferred compensation. At our annual meeting in July 2007, our stockholders ratified the 2007 Long-Term Incentive Plan (the “2007 LTIP”). At February 24, 2008, our stock compensation programs were in accordance with the equity compensation plans maintained by the Company: the 2007 LTIP, the 2004 Long-Term Incentive Plan (the “2004 LTIP”), the 2003 Stock Option Plan (the “2003 Plan”), the 2004 Non-Executive Director Stock Option Plan (the

“Director Option Plan”), and the Director Deferred Compensation Plan (the “Director DCP”). Awards after July 2007 were made pursuant to the 2007 LTIP. There will be no further awards under each of the 2003 Plan, the 2004 LTIP, and the Director Option Plan.

Stock Options.  Certain of our employees were granted stock options from our 2003 Plan. This plan provides for the granting of options to our employees, directors, and consultants for the purchase of shares of our common stock. The exercise price, term, and other terms and conditions of the option were determined by our board of directors (or its compensation committee) when the option was granted. Options granted under the plan consist of three tranches, each with different vesting requirements. The award agreements provide for accelerated vesting if there is a “change in control” of the Company. They generally expire eight years after the grant date. All options granted under the plan were granted at fair market value at the date of the grant and have an exercise price of $2.56 per share.

There were no options granted under the 2003 Plan in fiscal years 2008 and 2007. At February 24, 2008, the aggregate number of options granted under the 2003 Plan was 3,066,400, and there were 991,558 options vested and outstanding. There were 146,150 and 349,639 unvested options as of fiscal year-ends 2008 and 2007, respectively.

There were no awards granted under the Director Option Plan during fiscal years 2008 or 2007. During fiscal years 2008 and 2007, 117,254 and 175,881 options, respectively, were exercised. At February 24, 2008, there were no outstanding option awards remaining from the Director Option Plan. There were 117,254 options vested and outstanding at February 25, 2007.

The changes in the outstanding stock options under the 2003 Plan and the Director Option Plan during the year ended February 24, 2008, are summarized below:

		Weighted-
	Shares subject	average exercise
Stock options	to option	price per share

Balance at February 25, 2007 (2,161,639 shares vested and exercisable)	2,511,278	$2.56
Granted	—	$—
Exercised	(1,339,958)	$2.56
Forfeited	(33,612)	$2.56

Balance at February 24, 2008 (991,558 shares vested and exercisable)	1,137,708	$2.56

At February 24, 2008, there was $0.1 million of unrecognized compensation cost related to stock options. The aggregate intrinsic value of outstanding options was $40.9 million and the aggregate intrinsic value of exercisable options was $35.6 million at the end of fiscal 2008. The weighted average remaining contractual life of both outstanding and exercisable options was 3.8 years.

In both fiscal years 2008 and 2007, 169,877 options vested. Compensation expense, which is recognized over the vesting period of the stock options and is included in selling, general and administrative expenses, was $0.1 million in both of fiscal years 2008 and 2007.

The total intrinsic value of options exercised in fiscal years 2008 and 2007, was $37.3 million and $6.4 million, respectively.

Restricted Stock Units.  We granted restricted stock units (“RSUs” or “RSU”) to eligible employees, management, and members of our board of directors pursuant to the 2004 LTIP and the 2007 LTIP which are converted into shares of UAP common stock upon vesting. At February 24, 2008, there were 5,495,650 shares available for award grants under the 2007 LTIP.

The following is a summary of RSU activity for the years ended February 24, 2008, and February 25, 2007:

		Weighted-
	Shares subject to	average grant
Restricted Stock Units	option	price per share

Balance at February 26, 2006	224,050	$15.94

Granted	528,250	$21.12
Vested	(70,576)	$16.97
Cancelled	(13,917)	$19.43

Balance at February 25, 2007	667,807	$19.85

Granted	864,845	$26.18
Vested	(254,419)	$20.63
Cancelled	(45,859)	$22.36

Balance at February 24, 2008 (all unvested and unexercisable)	1,232,374	$23.91

At February 24, 2008, there was approximately $16.1 million of unrecognized compensation expense, before taxes and net of estimated forfeitures, related to RSU grants, which will be recognized over a weighted average remaining period of 2.7 years. The aggregate intrinsic value of outstanding restricted stock units at February 24, 2008, was $47.5 million.

Restricted stock unit awards granted in fiscal years 2007 and 2008 vest over either a three or four year period. The award agreements provide for accelerated vesting if there is a “change in control” of the Company. Compensation expense is recognized over the vesting periods based on the market value of our common stock on the date of the award. Total compensation expense recognized for restricted stock units during fiscal years 2008 and 2007, was $10.8 million and $3.3 million, respectively. Additional paid-in capital is increased as compensation expense is recognized.

When RSUs vest and are converted to common stock, payroll taxes customary with all compensation are withheld and paid. These taxes are paid by netting the number of shares that an employee receives, as defined in the agreements. During fiscal years 2008 and 2007, there were 86,107 and 20,380 shares, respectively, used for payment of such withholding taxes.

Deferred Compensation.  We maintain the Director DCP which allows our non-employee directors to elect to defer payment of all or a portion of their fees and have such amounts credited under the plan in the form of deferred shares. Shares awarded under the Director DCP were charged against the share limits of our 2004 LTIP. In fiscal 2007, 4,300 deferred restricted stock units, all of which vested immediately, were issued to certain members of our board of directors at a weighted average grant price per share of $22.18. These shares remain outstanding at February 24, 2008. We recognized compensation expense of $0.1 million for these deferred shares in fiscal 2007.

15.	Royalties, Service Charges and Other Income and Expenses

Royalties, service charges and other income and expenses consist of the following:

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Royalties, service charges and other (income) and expenses:
Service charge income	$(17,145)	$(12,379)
Royalty income	(9,253)	(8,150)
Gain on sale of assets	(2,275)	(3,042)
Currency transaction (gain) or loss	(857)	10
Loss (earnings) of unconsolidated affiliates	193	492
Miscellaneous income	(3,224)	(5,370)

Total	$(32,561)	$(28,439)

Royalty income is attributable to agreements held by our proprietary products group.

16.	Employee Benefit Plans

Incentive-Based Compensation Plan.  We have a management incentive plan for key officers and employees, based on growth, profitability, individual performance of each operating center and key performance metrics, including overall company operating performance. Amounts charged to expense totaled $22.5 million in fiscal 2008, and $0.7 million in fiscal 2007. These costs exclude related payroll taxes and benefits.

As a result of restrictions on stock-based awards in the Tender Offer, our incentive-based compensation for fiscal 2008 includes $2.7 million of additional expense resulting from certain compensation being paid in cash instead of grants of stock-based awards. If stock-based awards would have been granted, as was customary in prior years, the expense would have been recorded over the vesting period of the awards. However, because the cash awards have no vesting period, we recognized all of the expense in fiscal 2008.

Retirement Program for U.S. Employees. We maintain the United Agri Products, Inc. Retirement Income Savings Plan. Participants who meet certain eligibility requirements may make contributions and may receive company matching and discretionary contributions under this plan. We matched 66.66% of the amount participants elect to contribute to the plan up to 6% of their pay. We have the following additional contribution obligations as part of the plan:

•	Annual Retirement and Performance Discretionary Contribution that is allocated among all eligible participants as provided under the terms of the plan. This contribution is subject to approval by the compensation committee of the board of directors.

•	Transition Contribution that is allocated annually through 2008 to those eligible participants who were age 50 or greater and had ten or more years of service upon our divestiture from ConAgra.

Amounts charged to expense for this plan total $7.7 million for fiscal 2008, and $4.3 million for fiscal 2007.

There is no defined benefit pension plan for U.S. employees.

Retirement Program for Canadian Employees.  United Agri Products Canada, Inc. (“UAP Canada”), one of our subsidiaries, currently has two retirement plans for employees of UAP Canada. They are eligible to participate in these plans after completing one year of service. One plan is an optional defined contribution plan. UAP Canada matches 50% of an employee’s first 6% of contributions to the plan. For this plan, amounts charged to expense were $0.1 million in each of fiscal years 2008 and 2007.

The second plan is a defined benefit plan. UAP Canada is responsible for funding this plan and is currently contributing at a rate of 7.1% of payroll. Benefits are based on years of credited service and average compensation in the last 5 years of service.

At the beginning of fiscal 2007, we adopted the provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The adoption of SFAS 158 did not have a material impact on our financial condition, cash flows, results of operations, or liquidity.

The change in pension benefit costs is as follows:

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Components of net periodic pension costs
Service cost	$458	$325
Interest cost	368	262
Expected return on plan assets	(324)	(254)
Other	—	(47)

Net periodic pension cost	$502	$286

Assumptions
Discount rate	5.50%	5.25%
Expected return on plan assets	6.25%	6.50%
Rate of compensation increase	3.50%	3.50%

The expected return on assets represents our best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation, historical returns, and estimated long-term rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

The change in projected benefit obligations, the change in plan assets and the funded status of the plans at February 24, 2008, and February 25, 2007, is as follows:

	Fiscal Year Ended	Fiscal Year Ended
Obligations and Funded Status	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Change in projected benefit obligations
Projected benefit obligation at beginning of year	$5,300	$5,074
Exchange rate adjustment	492	(535)
Service cost	458	325
Interest cost	368	262
Actuarial (gain) loss	(475)	310
Benefits paid	(210)	(89)
Curtailment	—	(47)

Projected benefit obligation at end of year	$5,933	$5,300

Change in plan assets
Fair value of plan assets at beginning of year	$4,472	$3,706
Foreign currency exchange rate changes	416	41
Actual return on plan assets	(151)	392
Employer contribution	421	422
Benefits paid	(210)	(89)

Fair value of plan assets at end of year	$4,948	$4,472

Underfunded status	$(985)	$(828)
Unrecognized actuarial loss	190	36

Accrued pension costs	$(795)	$(792)

Assumptions:
Discount rate	5.50%	5.25%
Rate of compensation increase	3.50%	3.50%

Plan assets are primarily invested in a Canadian mutual fund that invests in equity securities, and corporate and government debt securities. The primary goal of the plan is to provide beneficiaries with a satisfactory level of retirement income at a reasonable cost. The prudent and effective management of the plans’ assets will have a direct impact on the achievement of this goal.

Plan assets are invested as listed below. Since portions of the plan assets are being actively managed, the actual plan asset mix at any time may deviate from the target allocation. The deviations are within a defined acceptable range.

		Actual Allocation
	Target	Fiscal Year Ending	Fiscal Year Ending
Plan Assets by Asset Category	Allocation	February 24, 2008	February 25, 2007

Canadian equity securities	33%	28%	27%
International equity securities	25%	30%	28%
Debt securities	37%	31%	38%
Other	5%	11%	7%

Total	100%	100%	100%

Expected cash flows are as follows:

Expected Cash Flows	Fiscal Year	Amount
		(in thousands
		of U.S.$)

Expected employer contributions for fiscal year ending February	2009	$421
Expected benefit payments for fiscal year ending February	2009	193
	2010	201
	2011	215
	2012	245
	2013	265
	Next 5 years	1,546

17.	Finance Related and Other Charges

Finance related and other charges are composed of costs and fees related to the Tender Offer, the refinancing of our revolving credit facility and related financing activities. These charges relate to obtaining funding or the termination of funding or other financial transaction agreements.

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Finance related and other charges:
Tender Offer costs	$2,864	$—
Early extinguishment of debt	—	47,852
Other	494	418

Total	$3,358	$48,270

18.	Business Segment and Related Information

The Company has one reporting segment, selling agricultural inputs to growers and regional dealers. Net sales and long-lived assets by geographical area are as follows:

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Net sales:
United States	$3,340,952	$2,792,330
Canada	70,464	61,778

Total	$3,411,416	$2,854,108

	February 24, 2008	February 25, 2007

Long-lived assets:
United States	$119,976	$109,334
Canada	1,455	887

Total	$121,431	$110,221

Net sales by product category are as follows:

	Fiscal Year Ended	Fiscal Year Ended
	February 24, 2008	February 25, 2007
	(in thousands of U.S.$)

Net sales by product category:
Chemicals	$1,800,657	$1,651,440
Fertilizer	1,036,565	707,752
Seeds	474,886	410,782
Other	99,308	84,134

Total	$3,411,416	$2,854,108

No single customer accounted for more than one percent of our net sales in each of fiscal 2008 and 2007. Net sales by geographical area are based on the location of the facility producing the sales. Revenues from the United States include export sales of $10.7 million and $7.5 million, respectively, in fiscal years 2008 and 2007.

Long-lived assets consist of property, plant and equipment, net of depreciation. Long-lived assets by geographical area are based on location of facilities.

19.	Selected Quarterly Financial Data — Unaudited

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	(in thousands of U.S.$)

Fiscal 2008
Net sales	$1,605,018	$862,532	$497,773	$446,093	$3,411,416
Gross profit	240,001	138,157	57,016	45,555	480,729
Net income (loss)	87,683	35,019	(19,014)	(22,133)	81,555
Earnings (loss) per share:
Basic earnings (loss) per share	$1.71	$0.67	$(0.36)	$(0.42)	$1.57
Diluted earnings (loss) per share	$1.66	$0.66	$(0.36)	$(0.42)	$1.53
Fiscal 2007
Net sales	$1,398,023	$767,792	$375,728	$312,565	$2,854,108
Gross profit	185,649	108,346	40,621	49,844	384,460
Net income (loss)	58,316	(4,298)	(13,151)	(7,413)	33,454
Earnings (loss) per share:
Basic earnings (loss) per share	$1.15	$(0.08)	$(0.26)	$(0.15)	$0.66
Diluted earnings (loss) per share	$1.11	$(0.08)	$(0.26)	$(0.15)	$0.64

The following items which affected our quarterly results should be noted:

•	In the second and third quarters of fiscal 2008, we acquired four businesses. During fiscal 2007, we completed eleven acquisitions, nine of which were completed during the third and fourth quarters of fiscal 2007. These businesses, like our business, complete most of their sales in the first and second quarters. Correspondingly, our fiscal 2008 results reflect a full year of operation for these acquisitions, whereas in most cases fiscal 2007 results do not reflect any significant benefit from their sales and gross margin, but do reflect additional associated fixed expenses.

•	In the fourth quarter of fiscal 2008, we incurred $2.9 million of costs related to the Tender Offer as well as $2.7 million of additional incentive-based compensation expense resulting from certain compensation being paid in cash instead of grants of stock-based awards. If stock-based awards would have been granted, as was customary in prior years, the expense would have been recorded over the vesting period of the awards. However, because the cash awards have no vesting period, we recognized all of the expense in the fourth quarter of fiscal 2008.

•	Quarterly results of fiscal 2008, as compared to those in fiscal 2007, were impacted by differences in the timing of vendor rebates. In fiscal 2008, vendors were supplying more timely information, better definition of criteria for earning rebates, and improved communication of local area programs, all resulting in our ability to recognize rebates earlier in the year. As a result of this, we believe that rebates in the fourth quarter of fiscal 2008 were approximately $9 million lower as compared to the fourth quarter of fiscal 2007.

20.	Subsequent Events

On April 16, 2008, we reached an agreement with the Federal Trade Commission (“FTC”) staff on the terms of a consent decree, which is subject to the review and approval of the FTC commissioners.

The Tender Offer described in Note 1. Description of the Business and Summary of Significant Accounting Policies, was extended on April 18, 2008. It is currently scheduled to expire on May 2, 2008, but it is possible that the expiration date may be extended.

On April 18, 2008, our board of directors declared a quarterly dividend on our common stock in the amount of $0.225 per share. The record date for the dividend payment will be May 1, 2008, and the payment date will be May 15, 2008.

21.	Reconciliation with Canadian Generally Accepted Accounting Principles

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) which differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”).

The principal differences between the company’s accounting policies and disclosures under U.S. GAAP and Canadian GAAP are described below. No reconciliation of net income has been provided as the application of Canadian GAAP would not have a significant impact on net income.

Application of Canadian GAAP would impact the following balance sheet items as reported under U.S. GAAP:

	U.S. GAAP	Canadian GAAP	Note	Difference
	(in thousands of U.S.$)

February 24, 2008:
Current deferred income taxes	$29,704	$30,586	a	$882
Debt issuance costs, net	9,283	—	b	(9,283)
Short-term debt	114,006	111,174	b	(2,832)
Long-term debt	392,812	386,361	b	(6,451)
Common stock	53	121,808	c	121,755
Additional paid-in capital	167,387	—	c	(167,387)
Contributed surplus	—	47,953	a,c	47,953
Retained earnings	60,178	63,299	a,d	3,121
Accumulated other comprehensive income	2,807	(1,753)	d	(4,560)

a)	Share-based payments — On February 27, 2006, we adopted SFAS 123(R), Share-Based Payments which requires the measurement and recognition of compensation cost for all share-based awards made to employees and directors based on the grant date estimated fair value of each award over the grantee’s requisite service period, net of estimated forfeitures. Prior to the adoption of SFAS 123(R), we followed the guidance of APB 25, Accounting for Stock Issued to Employees. No stock-based compensation expense was recognized by the Company for stock options under APB 25 because the exercise price of all grants was at least equal to the market value of the stock on the grant date. The Canadian GAAP requirements for recognition of compensation expense for all stock-based awards would have been effective on a prospective basis as of the beginning of our fiscal year ended February 22, 2004, and are similar to the requirements of SFAS 123(R). The cumulative adjustment to retained earnings for stock-based compensation not previously recorded under U.S. GAAP was $1.4 million, net of tax.

b)	Debt issuance costs, net — Under U.S. GAAP, debt issuance costs are deferred and recorded as assets. Canadian GAAP requires that such costs be presented as a reduction of the related debt.

c)	Shareholders’ equity — Under U.S. GAAP, amounts related to the sale of shares in excess of their par value, share-based awards, and certain related tax benefits upon exercise of such awards are classified as additional paid-in capital. Under Canadian GAAP, these items are classified as either common stock or contributed surplus.

d)	Foreign currency translation — Under U.S. GAAP, amounts in Accumulated Other Comprehensive Income (“AOCI”) relating to translation differences of a foreign subsidiary are considered to have been realized and are recognized in net income only upon the sale or complete liquidation of the subsidiary. Under Canadian GAAP, a partial reduction in an enterprise’s net investment, such as a dilution or sale of part of an interest in the foreign operation, or a reduction in the equity of the foreign operation, results in the recognition of a proportionate amount of the cumulative translation adjustment in net income. The balance sheet impact of $4.56 million, resulting from cumulative dividends, is reflected as a reduction in AOCI and an increase in retained earnings.

Canadian GAAP requires disclosure of the components of property, plant and equipment as follows:

     Property, plant and equipment

	February 24, 2008
		Accumulated	Net book
	Cost	depreciation	value
	(in thousands of U.S.$)

Land and land improvements	$20,689	$2,731	$17,958
Buildings and leasehold improvements	80,908	14,040	66,868
Machinery and equipment	43,618	18,699	24,919
Furniture, fixtures, office equipment and other	20,243	12,438	7,805
Construction in progress	3,881	—	3,881

	$169,339	$47,908	$121,431

	February 25, 2007
		Accumulated	Net book
	Cost	depreciation	value
	(in thousands of U.S.$)

Land and land improvements	$16,594	$2,079	$14,515
Buildings and leasehold improvements	67,057	10,105	56,952
Machinery and equipment	34,488	13,607	20,881
Furniture, fixtures, office equipment and other	17,774	9,443	8,331
Construction in progress	9,542	—	9,542

	$145,455	$35,234	$110,221

Schedule “B”

Unaudited Pro Forma Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2008 and for the Year Ended December 31, 2007

AGRIUM INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2007

			Pro Forma			Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4		Pro Forma
		For the fiscal year
		ended
		February 24, 2008
	(millions of U.S. dollars, except per share amounts)

Net sales	5,270	3,411	(15)	b		8,666
Cost of product	3,672	2,931	(15)	b		6,587
			(1)	a	(i)

Gross profit	1,598	480	1			2,079
Expenses
Selling, general and administrative and other	710	297	3	a	(ii)	998
			9	f
			(21)	a	(i)
Depreciation and amortization	173	—	22	a	(i)	195

Earnings before interest expense and income taxes	715	183	(12)			886
Interest on long-term debt	52	21	33	e		87
			(21)	d
			2	g
Finance related and other charges	—	3	(3)	a	(ii)	—
Other interest	18	24	(24)	c		24
			6	e

Earnings before income taxes	645	135	(5)			775

Current income taxes	85	60	1	h		146
Future income taxes	119	(7)	—			112

Income taxes	204	53	1			258

Net earnings	441	82	(6)			517

Earnings per share
Basic	3.28					3.29
Diluted	3.25					3.26

See accompanying notes

AGRIUM INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2008

			Pro Forma			Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4		Pro Forma
		For the
		Three Months
		Ended
		February 24, 2008
	(millions of U.S. dollars, except per share amounts)

Net sales	1,107	446	(5)	b		1,548
Cost of product	715	401	(5)	b		1,111

Gross profit	392	45	—			437
Expenses
Selling, general and administrative and other	74	65	(6)	a	(i)	136
			3	a	(ii)
Depreciation and amortization	13	—	6	a	(i)	19

Earnings (loss) before interest expense and income taxes	305	(20)	(3)			282
Interest on long-term debt	11	8	8	e		20
			(8)	d
			1	g
Finance related and other changes	—	3	(3)	a	(ii)	—
Other interest	2	3	(3)	c		4
			2	e

Earnings (loss) before income taxes	292	(34)	0			258

Current income taxes (recovery)	74	(13)	1	h		62
Future income taxes	23	1	—			24

Income taxes (recovery)	97	(12)	1			86

Net earnings (loss)	195	(22)	(1)			172

Earnings per share
Basic	1.24					1.09
Diluted	1.23					1.08

See accompanying notes

AGRIUM INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2008

			Pro Forma		Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4	Pro Forma
		As at
		February 24, 2008
	(millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	1,762	52	1,209	j	373
			(2,143)	k
			(114)	m
			(393)	m
Accounts receivable	830	350	(3)	n	1,177
Inventories	1,538	1,063	—		2,601
Other current assets	292	185	(7)	l	470

	4,422	1,650	(1,451)		4,621
Property, plant and equipment	1,779	121	—		1,900
Intangible assets	76	51	—		127
Goodwill	177	50	(50)	k	177
Other assets	235	2	—		237
Debt issuance costs, net	—	9	(9)	m	—
Unallocated purchase price	—	—	1,962	k	1,978
			16	l
Future income tax assets	—	9	—		9

	6,689	1,892	468		9,049

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	80	110	(110)	m	279
			199	j
Accounts payable and accrued liabilities	1,756	1,122	9	l	2,880
			(4)	m
			(3)	n
Current portion of long-term debt	1	4	55	j	56
			(4)	m

	1,837	1,236	142		3,215
Long-term debt	877	393	955	j	1,832
			(393)	m
Other liabilities	335	17	—		352
Future income tax liabilities	251	15	—		266
Non-controlling interests	105	—	—		105

	3,405	1,661	704		5,770

Shareholders’ equity
Share capital	1,974	—	—		1,974
Contributed surplus	8	—	—		8
Additional paid-in capital	—	168	(168)	k	—
Retained earnings	1,223	60	(5)	m	1,218
			(60)	k
Accumulated other comprehensive income	79	3	(3)	k	79

	3,284	231	(236)		3,279

	6,689	1,892	468		9,049

See accompanying notes

AGRIUM INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at and for the Three Months Ended March 31, 2008 and for the Year Ended December 31, 2007
(millions of U.S. Dollars, except per share amounts)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (“Statements”) have been prepared by management of Agrium Inc. (“Agrium” or the “Corporation”) for inclusion in a business acquisition report (“Business Acquisition Report”) relating to the acquisition (the “UAP Acquisition”) of UAP Holding Corp. (“UAP”) and related financing, as described in note 2 below. The Statements are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and have been reconciled to United States generally accepted accounting principles (“U.S. GAAP”) as set out in note 6. The accounting policies used in the compilation of the Statements are those described in Agrium’s audited consolidated financial statements for the year ended December 31, 2007.

The pro forma consolidated balance sheet has been prepared assuming the UAP Acquisition had occurred on March 31, 2008. The pro forma consolidated statements of operations for the three months ended March 31, 2008 and the year ended December 31, 2007 have been prepared assuming the UAP Acquisition and related financing had occurred on January 1, 2007.

The Statements have been prepared using the following information:

(i)	Audited consolidated financial statements of Agrium for the year ended December 31, 2007;

(ii)	Audited consolidated financial statements of UAP as at and for the fiscal year ended February 24, 2008;

(iii)	Unaudited consolidated financial statements of Agrium as at and for the three months ended March 31, 2008;

(iv)	Unaudited constructed consolidated statement of operations of UAP for the three months ended February 24, 2008 (note 5); and

(v)	Such other supplementary information as was considered necessary to reflect the UAP Acquisition and related financing in the Statements.

The Statements should be read in conjunction with the historical consolidated financial statements of Agrium as at and for the year ended December 31, 2007 and the historical consolidated financial statements of UAP as at and for the fiscal year ended February 24, 2008. The financial statements of UAP were reported in U.S. dollars in accordance with U.S. GAAP. However, as discussed in Note 21 to the audited financial statements of UAP included elsewhere in the Business Acquisition Report, there are no material differences between U.S. GAAP and Canadian GAAP that affect the income statement and all differences that affect the balance sheet related to debt and equity accounts that are subject to pro forma adjustments to eliminate such accounts, as discussed in Note 4.

The Statements do not include the anticipated financial benefits from such items as potential cost savings or potential synergies arising from the UAP Acquisition, nor are they necessarily indicative of the results of operations or the financial position that would have resulted had the UAP Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

The Statements have been prepared for illustrative purposes only. Actual amounts recorded once the purchase price allocation is finalized will depend on a number of factors and may differ materially from those recorded in the Statements. Certain elements of UAP’s consolidated financial statements have been reclassified to conform to the presentation of Agrium (note 4).

2.	Description of transaction

On December 2, 2007, the Corporation entered into an agreement and plan of merger among the Corporation, Utah Acquisition Co. (“Merger Sub”), the Corporation’s indirect wholly-owned subsidiary, and UAP pursuant to which Agrium U.S. Inc., the Corporation’s indirect wholly-owned subsidiary, commenced a tender offer (the “Tender Offer”) on December 10, 2007 to purchase all of the outstanding shares of common stock of UAP (“UAP Shares”) on the basis of U.S.$39.00 in cash for each UAP Share. On May 2, 2008, the Tender Offer expired and the Corporation subsequently accepted all of the UAP Shares tendered in the Tender Offer, and on May 7, 2008 Merger Sub completed a merger with

AGRIUM INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
As at and for the Three Months Ended March 31, 2008 and for the Year Ended December 31, 2007
(millions of U.S. Dollars, except per share amounts)

and into UAP, with UAP continuing as the surviving corporation, resulting in the Corporation owning all of the UAP Shares. As described in Item 2.1 of the Business Acquisition report, Agrium agreed to divest seven facilities, together with the related assets, within 180 days following completion of the UAP Acquisition. No adjustment has been made to the Statements to reflect the divestiture as Agrium does not expect the financial effects of the divestiture to be material.

3.	Significant accounting policies

The Corporation presents its financial statements in accordance with Canadian GAAP. The accounting policies used in the preparation of the Statements are those set out in Agrium’s audited consolidated financial statements for the year ended December 31, 2007 and unaudited consolidated financial statements as at and for the three months ended March 31, 2008. In the opinion of management, these Statements include all adjustments necessary for fair presentation in accordance with Canadian GAAP.

Management of Agrium has reviewed the accounting policies of UAP and believes that they are materially consistent with Agrium’s accounting policies except for certain reclassifications and balance sheet differences between U.S. GAAP and Canadian GAAP as set out in notes 4 and 6.

4.	Pro forma adjustments

The UAP Acquisition will be accounted for using the purchase method of accounting. Accordingly, UAP’s identifiable assets and liabilities will be measured at their individual fair values on the date of acquisition and the difference between these fair values and the price paid for UAP will be recorded on the balance sheet as goodwill. The results of operations of UAP will be included in the consolidated financial statements of Agrium from the date of acquisition. Certain adjustments have been reflected in the Statements to illustrate the effects of purchase accounting. The Statements account for the cost of the acquisition and allocation of proceeds as follows, according to management’s preliminary estimate:

Consideration
Cash consideration paid	2,143
Acquisition costs	16

2,159

Allocation of Consideration
Carrying value of net assets acquired excluding UAP preacquisition goodwill	181
Unallocated purchase price	1,978

2,159

In these Statements, management has not made a preliminary allocation to the fair value of the acquired assets and liabilities due to considerable uncertainty with respect to the measurement of the fair value amounts and related amortization periods. Agrium expects that most of the unallocated purchase price will be allocated to goodwill and intangible assets and related future income tax balances. Some intangible assets are expected to be finite-lived and accordingly subject to amortization. The estimated impact for every $50 million of excess purchase price allocated to finite-lived intangibles, assuming a 30 year amortization period, would be an increase in amortization expense of $0.42 million for the three months ended March 31, 2008 and $1.67 million for the year ended December 31, 2007, and a decrease in diluted earnings per share of $0.0016 per share for the three months ended March 31, 2008 and $0.0063 per share for the year ended December 31, 2007.

Management expects that the actual amount assigned to the fair values of the identifiable assets and liabilities acquired could result in material changes to earnings in periods subsequent to the UAP Acquisition.

AGRIUM INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
As at and for the Three Months Ended March 31, 2008 and for the Year Ended December 31, 2007
(millions of U.S. Dollars, except per share amounts)

The Statements incorporate the following adjustments:

Adjustments to the statements of operations

a.	Reclassification of the following to correspond with Agrium’s presentation:

(i)	Depreciation and amortization expense from cost of product sold and selling, general and administrative and other expenses reclassified to depreciation and amortization expense; and

(ii)	Finance related and other charges expense reclassified to selling, general and administrative and other expense.

b.	Elimination of intercompany net sales between Agrium and UAP.

c.	Reduction of interest expense on UAP’s short-term debt repaid by Agrium.

d.	Reduction of interest expense on UAP’s long-term debt repaid by Agrium.

e.	Recognition of interest on debt incurred by Agrium under the Acquisition Credit Facilities and the Existing Credit Facilities to fund the UAP Acquisition. The debt incurred by Agrium bears interest at LIBOR plus 0.550 basis points, resulting in a rate of 3.2375 percent based on LIBOR in effect at May 8, 2008.

f.	Write-off of UAP’s deferred financing charges.

g.	Record amortization of Agrium’s debt issuance costs.

h.	Recognition of current income tax effect of pro forma adjustments.

Adjustments to the balance sheet

j.	Recognition of cash, current portion of long-term debt and long-term debt, net of issuance costs, from the financing plan for the UAP Acquisition.

k.	Record the purchase of the UAP Shares and elimination of UAP’s equity and preacquisition goodwill.

l.	Record estimated acquisition costs.

m.	Record the repayment of UAP’s debt and write-off UAP’s deferred debt issuance costs.

n.	Elimination of intercompany accounts receivable and accounts payable between Agrium and UAP.

AGRIUM INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
As at and for the Three Months Ended March 31, 2008 and for the Year Ended December 31, 2007
(millions of U.S. Dollars, except per share amounts)

5.	Unaudited constructed consolidated statement of operations of UAP for the three months ended February 24, 2008

The unaudited constructed consolidated statement of operations of UAP for the three months ended February 24, 2008 has been constructed by subtracting from the audited consolidated statement of operations of UAP for the fifty-two weeks ended February 24, 2008 the unaudited consolidated statement of operations for UAP for the thirty-nine weeks ended November 25, 2007. The results of UAP for the thirteen-week period ended February 24, 2008 are included in both Agrium’s pro forma statement of operations for the three months ended March 31, 2008 and Agrium’s pro forma statement of operations for the year ended December 31, 2007. The unaudited constructed consolidated statement of operations of UAP for the three months ended February 24, 2008 used to prepare Agrium’s pro forma statement of operations for the three months ended March 31, 2008 was prepared solely for the purpose of such pro forma financial statement and does not conform with the audited consolidated financial statements of UAP included elsewhere in the Business Acquisition Report.

UAP Holding Corp.
Summarized Constructed Financial Statements

			Constructed
	Fifty-Two	Thirty-Nine	Three Months
	Weeks Ended	Weeks Ended	Ended
	February 24,	November 25,	February 24,
	2008	2007	2008

Net sales	3,411	2,965	446
Cost of product	2,931	2,530	401

Gross profit	480	435	45
Expenses
Selling, general and administrative and other	297	232	65

Earnings (loss) before interest expense and income taxes	183	203	(20)
Interest on long-term debt	21	13	8
Finance related and other charges	3	—	3
Other interest	24	21	3

Earnings (loss) before income taxes	135	169	(34)

Current income taxes (recovery)	60	73	(13)
Future income taxes	(7)	(8)	1

Income taxes (recovery)	53	65	(12)

Net earnings (loss)	82	104	(22)

AGRIUM INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
As at and for the Three Months Ended March 31, 2008 and for the Year Ended December 31, 2007
(millions of U.S. Dollars, except per share amounts)

6.	Application of United States generally accepted accounting principles

The application of U.S. GAAP would have the following effect on the pro forma consolidated statements of operations:

Pro Forma
Year Ended
December 31, 2007

Net earnings per pro forma statement of operations	517
Net earnings adjustments under U.S. GAAP(1)	(15)

Net earnings under U.S. GAAP	502

Earnings per share
Basic	3.19
Diluted	3.17

Note:

(1) These adjustments reflect those made in the December 31, 2007 U.S. GAAP reconciliation of Agrium.